Exhibit 99.1: Quarterly Report followed by Non-consolidated statements

QUARTERLY REPORT

(for The 37th Fiscal Year : From January 1, 2004 to September 30, 2004)

THIS IS A TRANSLATION OF THE BUSINESS REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIALS IN THIS BUSINESS REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

QUARTERLY REPORT

(for The 37th Fiscal Year : From January 1, 2004 to September 30, 2004)

     To: Financial Supervisory Commission and Korea Stock Exchange

We hereby submit the QUARTERLY REPORT for the 37th Fiscal Year in accordance with the item 2 of Article 186 of Securities & Exchange Law.

Ku-Taek Lee
President and Representative Director
POSCO
1, Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
(Tel) 82-54-220-0114

Jae-Ku Cho
General Manager of Finance
Management Department
(Tel) 82-2-3457-0400

CONTENTS

Chapter

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

Attachment	Auditor’s Review Report

I. Overview

1. Purpose of the Company

  A.   Businesses engaged in by the Company

Items	Details
a. To manufacture, market, promote, sell and distribute iron, steel and rolled products	Hot Rolled Coils, Cold Rolled Coils, Stainless Steel, By-Products, etc.
b. To engage in harbor loading and unloading, transportation and warehousing businesses	CTS
c. To engage in leasing of real estate and distribution businesses	POSCO Center
d. To engage in district heating supply business
e. To engage in marine transportation, processing and sales of minerals within or outside Korea
f. To engage in all other conduct, activities or businesses related directly or indirectly with the attainment and continuation of the aforementioned purposes.

  B.   Businesses not engaged in by the Company

Items	Details
a) To engage in the supply of LNG and power generation, as well as the distribution business thereof
b) To engage in the management of professional athletic organizations	- Two teams in Pohang and Gwangyang were transformed into regional professional soccer teams.

  C.   Businesses engaged by the subsidiaries and affiliates

Items	Details
Pohang Coated Steel: Manufacturing and sales of coated steel sheets
Changwon Specialty Steel Co.: Production & sales of steel bars and steel pipes
POSCON: Manufacturing and sales of electric controlling devices
POSREC: Manufacturing and sales of blast furnaces and refractory bricks
POSCO Machinery Engineering: Maintenance and repair of steel plant machinery & equipment
POSCO Machinery Co.: Maintenance and repair of steel plant machinery & equipment
POSCO Engineering & Construction: Construction and engineering

Items	Details
POS A.C. Architects & Engineering: Construction design
POSCO Steel Sales & Service: Steel product sales and general trading
POSDATA: Construction of Information and communication service
Seung Kwang: Development and operation of athletic facilities
POSCO Research Institute: Research, consulting, education
POSTECH Technology Capital Co.: Finance for New Technology
POSCO Terminal Co. Ltd: Logistics Services
Seomyeon Development Co., Ltd.: Construction
Metapolis Co., Ltd.: Lease, Construction

  D.   Businesses the company plans to engage in

[Irrelevant]

2. Business Organization

  A.   Highlights of the Company’s Business Organization

(1) Historical highlights and changes since establishment

(a) Date of establishment: April 1, 1968
(b) Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea
(c) Steel Works and Offices

•	Pohang Works: 5, Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700, Kumho-dong, Dong Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center 892, Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices: The Company operates seven overseas offices (Eu, Hanoi, Rio de Janeiro,

Singapore, Mexico, Washington, New Delhi) for the purpose of supporting international business

(d) Milestones since Establishment

April. 1, 1968	Pohang Iron and Steel Co., Ltd. established

April. 1, 1970	1st stage construction of Pohang Works begun

July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)

May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)

December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)

February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)

May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)

March 5, 1985	1st stage construction of Gwangyang Works begun

May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)

June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)

July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)

December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)

October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)

December 9, 1993	ISO 9002 certification acquired

October 14, 1994	New York Stock Exchange (NYSE) listing

October 27, 1995	POSCO’s GDRs listed on LSE

March 14, 1997	Introduced Outside Directors system

August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed

March 31, 1999	Completed construction of #5 Blast Furnace (24.3 million ton in annual crude steel production)

October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO

July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system

March 15, 2002	Adopted new company name “POSCO”

April 30, 2003	Completion of #3 STS plant

June 2, 2003	Declared POSCO Code of Ethics

November 7, 2003	Establishment of POSCO-China

June 17, 2004	Construction started for hydroforming plant in Gwangyang

July 19, 2004	The Cold Rolling Mill in Benxi Construction Started (annual production capacity of 1.9 million tons)

August 17, 2004	The Pohang Works Finex #1 in order to complete commercialization of innovative ironmaking process Construction started (annual production capacity of 1.5 million tons)

September 6, 2004	The Gwangyang No. 6 Continuous Galvanizing Line (CGL) Construction Started (annual production capacity of 0.4 million tons)

October 15, 2004	Establishment of POSCO-JAPAN

(e) Changes in the largest shareholder

•	From the ‘Industrial Bank of Korea’ to ‘POSTECH.’

•	Date of Disclosure: July 27, 2001

•	Others: Refer to the disclosure of the change of the largest shareholder (July 27, 2001)

(f). Change of Business Pursuits

At present, the combined steel output of our two primary steelworks, the Pohang Works (899 hectares) and the Gwangyang Works (1,253 hectares), totals 28 million tons and includes hot rolled coil and plates, cold rolled sheets, plates and wire rods, flat rolled magnetic steel sheets and strips, electrical steel sheets and stainless steel products. The following are changes in the Company’s business pursuits.

•	1984: (a) Port loading, logistics, and warehouse businesses

(b) Operation of professional athletic teams added to business pursuits

•	1992: Scientific agriculture and its spread added to business pursuits

•	1994: Real estate leasing and distribution added to business pursuits

•	1995: ‘Scientific agriculture and its spread’ exited from business pursuits Urban gas supply and power generation added to business pursuits

•	2001: Regional heating business added to business pursuits

•	2002: Maritime transportation of natural materials at home and abroad, their processing and distribution added to business pursuits

(2) Change of the Company Name

•	Pohang Iron & Steel Co. Ltd., à POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)

(3) Merger, Acquisition and Handover of Businesses

[Irrelevant]

(4) Major Changes in Production Facilities

Date	Item	Production capacity	Remarks
July 3, 1973	Pohang Works Phase 1 completed	1.03 million tons/year	Officially recognized production capacity
May 31, 1976	Pohang Works Phase 2 completed	2.6 million tons/year	”
Dec. 8, 1978	Pohang Works Phase 3 completed	5.5 million tons/ year	”
Feb. 18, 1981	Pohang Works Phase 4 completed	8.5 million tons/year	”
May 25, 1983	Pohang Works Phase 4-2 completed	9.1 million tons/year	”
May 7, 1987	Gwangyang Works Phase 1 completed	11.8 million tons/year	”
July 12, 1988	Gwangyang Works Phase 2 completed	14.51 million tons/year	”
Dec. 4, 1990	Gwangyang Works Phase 3 completed	17.5 million tons/year	”
Oct. 2, 1992	Gwangyang Works Phase 4 completed	20.8 million tons/year	”
Oct. 15, 1996	STS and mini mill completed	23 million tons/year	”
Sep. 15, 1997	Gwangyang Works Continuous Casting expanded	23.4 million tons/year	”
Mar. 31, 1999	Gwangyang Works # 5 Blast Furnace completed	24.3 million tons/year	”
Apr. 30, 2003	STS #3 plant completed	25.05 million tons/year	”

☐ Actual production capacity: 28.46 million tons.
[Refer to II. Business, 3. Production and Facilities, A. Production Capacity and Criteria for its calculation]

(5) Important Developments Related with Business Operation
[Irrelevant]

  B.   POSCO Business Group

(1) Name of Business Group : POSCO

(2) Companies Belonging to Large Business Groups

•	POSCO Group (16 companies) with total assets of 22.058 trillion won was designated as 10th among those conglomerates subject to the regulation on cross shareholding.

POSCO, Seung Kwang, POSREC, POS-AC, POSEC, POSRI, POSCON, POSTEEL, Changwon Specialty Steel, POSDATA, POS-M, POSMEC, POCOS, POSCO Terminal, POSTECH Capital Corp, Seomyeon Development Co., Ltd.
( Metapolis Co., Ltd. was designated as business group on 1st June, 2004. Total POSCO Group : 17 companies)

3. Equity Capital

  A.   New Issue of Registered Form Common Stock with Face Value of Won 5,000

Date	October 22, 1994	February 25, 1998	May 20, 1998
Purpose	DR issuance	DR issuance	DR issuance
	2,112,676 shares	655,738 shares	1,923,077 shares
Number of Newly-issued Shares	(8,450,704 DRs)	(2,622,952 DRs)	(7,692,308 DRs)
Issue Price Per Share	W114,142 (U$142)	W122,655 (U$76.25)	W73,855 (U$52)
Equity Capital (’000 Won) After the New Issue	W469,509,050	W472,787,740	W482,403,125
Rate of Increase in Equity Capital	2.3%	0.7%	2.0%

Stock Cancellation by profit:	- 2,891,140 Shares (August 27, 2001)
- 2,807,690 Shares (November 22, 2002)
- 1,815,640 Shares (October 16, 2003)
- 1,779,320 Shares (October 19,2004)

  B.   Convertible Bonds

     No relevant data.

  C.   Bonds with Warrant

     No relevant data

4. Other information regarding Shares

  A.   Total Number of Shares

(As of September 30, 2004)

Authorized Shares	Outstanding Shares	Shares to be issued
200,000,000	88,966,155	111,033,845

  B.   Outstanding Shares

(As of September 30, 2004)

Type	Number of shares	Amount (thousand won)
Registered Common Shares	88,966,155	444,830,775

Total	88,966,155	444,830,775

Changed Outstanding Shares (Date of Stock Cancellation by profit: October 19, 2004)

Type	Number of shares	Amount (thousand won)
Registered Common Shares	87,186,835	435,934,175

Total	87,186,835	435,934,175

  C.   Treasury Stock Holdings

(Shares, KRW)

Time of purchase	Type	Number of Shares	Value
Before Dec., 1999	Registered Common	7,580,363	645,527,003,278
Feb 29, 2000 ~ May 18	“	4,824,030	521,435,498,740
June 14, 2000	“	2,891,140	310,839,507,660
October 4, 2000	“	2,161,180	171,597,692,000
Registered Common Total		17,456,713	1,649,399,701,678

Time of Cancellation	Type	Number of Shares	Value
Before Mar., 1999	Cancellation etc.	2,902,717	189,179,155,935
August 30, 2001	Cancellation	2,891,140	290,070,967,340
July 23, 2002	ESOP	633,900	63,599,820,900
November 22, 2002	Cancellation	2,807,690	281,698,345,390
July 22, 2003	ESOP	875,066	87,796,246,846
July 26, 2004	ESOP	1,557,211	156,236,536,841
Cancellation by profit etc. Total		11,667,724	1,068,581,073,252
Sub Total		5,788,989	580,818,628,426

*	ESOP (Employee Stock Ownership Plan): Purchase of Treasury Shares by the ESOA and Complementary Contributions to the ESOA

  D.   Treasury Stock purchased by Fund Management Institutes under the Trust Contract

As of September 30, 2004	(KRW, Shares)

Date	Name of the institute	Amount	Number of Shares
Nov. 05, 2003	Hana Bank	100,000,000,000	912,010

Total		100,000,000,000	912,010

Treasury Stock Specific Money Trust Contract Term Extension (’04.11.5 ~ ’05.11.4)

  E.   Shares held by ESOA (Employee Stock Ownership Association)

(KRW, Shares)

Type	Beginning	Increase	Decreased	Balance
Registered Common	3,034,028	—	40,439	2,993,589

Total	3,034,028	—	40,439	2,993,589

  F.   Stock Option

(As of September 30, 2004)

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
July 23, 2001	Sang-Boo Yoo	92,211	July 24, 2003 ~	KRW 98,900
	Ku-Taek Lee	46,106	July 23, 2008
	Moon-Soo Park	18,443
	Chang-Oh Kang	18,443
	Soo-Yang Han	13,832
	Won-Pyo Lee	13,832
	Kwang-Woong Choi	11,065
	Jung-Won Kim	11,065
	Chung-U Park	9,221
	Won-Chul Hwang	9,221
	Sung-Hwan Kim	9,221
	Tae-Hyun Hwang	9,221
	Yong-Keun Kim	9,221
	Kwang-Hee Han	9,221
	Dong-Jin Kim	9,221
	Soo-Chul Shin	9,221
	Moon-Chan Ko	9,221
	Chin-Choon Kim	9,221
	Youn Lee	9,221
	Kyeong-Ryul Ryoo	9,221
	Seong-Sik Cho	9,221
	Jong-Tae Choi	9,221
	Hwang-Kyu Hwang	9,221
	Song Kim	9,221
	Woo-In Lee	9,221
	Ung-Suh Park	2,305
	Jae-Young Chung	2,305
	Guil-Soo Shin	2,305

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
	Jong-Won Lim	2,305
	Samuel F. Chevalier	2,305
	Soon Kim	2,305
	Woo-Hee Park	2,305
	Dae-Wook Yoon	1,960
April 27 2002	Jong-Doo Choi	9,506	April 28, 2004	KRW 136,400
	Joon Yang Chung	9,506	~ April 27,2009
	Chang-Ho Kim	9,506
	Nam Suk Hur	9,506
	Chang-Kwan Oh	9,506
	Jeon-Young Lee	9,506
Sep.18 2002	Suk-Man Youn	11,407	Sep. 19, 2004 ~	KRW 116,100
	Young-Tae Keon	9,506	Sep. 18, 2009
April 26, 2003	Chang-Oh Kang	4,900	April 27, 2005 ~	KRW102,900
	Soo-Yang Han	2,940	April 26, 2010
	Won-Pyo Lee	2,940
	Kwang-Woong Choi	5,880
	Kyeong-Ryul Ryoo	4,900
	Kim,E. Han	2,450
	Hyun-Shik, Yoo	2,450
	Han-Kyung, Kim	2,450
	Kwang-Hee Han	1,960
	Dong-Jin Kim	1,960
	Tae-Hyun Hwang	1,960
	Youn Lee	1,960
	Seong-Sik Cho	1,960
	Jong-Tae Choi	1,960
	Hyun-Shik,Chang	9,800

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
	Oh-Joon, Kwon	9,800
	Dong-Hwa, Chung	9,800
	Jin-Il, Kim	9,800
	Chun-Hwan,Lee	9,800
	Dong-Hee, Lee	9,800
	Byung-Jo, Choi	9,800
	Sang-Young, Lee	9,800
	Hyun-Uck, Sung	9,800
	Han-Yong,Park	9,800
July 23, 2004	Ku-Taek Lee	50,000
	Chang-Oh Kang	25,000
	Kwang-Woong Choi	2,000
	Kyeong-Ryul Ryoo	5,000
	Suk-Man Youn	8,000
	Dong-Jin Kim	8,000
	Youn Lee	8,000
	Joon Yang Chung	5,000
	Young Ju Pakr	1,900
	Kwang Woo Jun	1,900
	Jeffery D Jones	1,900
	Yoon Suk Suh	1,900
	Keel Sou Chung	10,000
	Sang Wook Ha	10,000
	Sang Young Kim	10,000
	Young Suk Lee1	10,000
	Sany Myun Kim	10,000
	Kun Soo Lee	10,000
	Ki Chul Shin	10,000
	Kee Yeoung Park	10,000
	Kyu Jeong Lee	10,000
	Byung Ki Jang	10,000

Total		835,068

Changed Stock Option ( Stock Cancellation by profit : October 19,2004)

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
July 23, 2001	Sang-Boo Yoo	90,367	July 24, 2003 ~	KRW 98,900
	Ku-Taek Lee	45,184	July 23, 2008
	Chang-Oh Kang	18,074
	Soo-Yang Han	13,555
	Kwang-Woong Choi	10,844
	Jung-Won Kim	10,844
	Won-Chul Hwang	9,037
	Sung-Hwan Kim	9,037
	Tae-Hyun Hwang	9,037
	Kwang-Hee Han	9,037
	Dong-Jin Kim	9,037
	Soo-Chul Shin	9,037
	Chin-Choon Kim	9,037
	Youn Lee	9,037
	Kyeong-Ryul Ryoo	6,037
	Seong-Sik Cho	9,037
	Jong-Tae Choi	9,037
	Hwang-Kyu Hwang	9,037
	Woo-In Lee	9,037
	Ung-Suh Park	2,259
	Jae-Young Chung	2,259
	Guil-Soo Shin	2,259
	Jong-Won Lim	2,259
	Samuel F. Chevalier	2,259
	Soon Kim	2,259
	Woo-Hee Park	2,259
	Dae-Wook Yoon	1,921
April 27 2002	Jong-Doo Choi	9,316	April 28, 2004	KRW 136,400
	Joon Yang Chung	9,316	~ April 27,2009
	Chang-Ho Kim	9,316
	Nam Suk Hur	9,316
	Chang-Kwan Oh	9,316
	Jeon-Young Lee	9,316
Sep.18 2002	Suk-Man Youn	11,179	Sep. 19, 2004 ~	KRW 116,100

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
	Young-Tae Keon	9,316	Sep. 18, 2009
April 26, 2003	Chang-Oh Kang	4,802	April 27, 2005 ~	KRW102,900
	Soo-Yang Han	2,881	April 26, 2010
	Won-Pyo Lee	2,881
	Kwang-Woong Choi	5,762
	Kyeong-Ryul Ryoo	4,802
	Kim,E. Han	2,401
	Hyun-Shik, Yoo	2,401
	Han-Kyung, Kim	2,401
	Kwang-Hee Han	1,921
	Dong-Jin Kim	1,921
	Tae-Hyun Hwang	1,921
	Youn Lee	1,921
	Seong-Sik Cho	1,921
	Jong-Tae Choi	1,921
	Hyun-Shik,Chang	9,604
	Oh-Joon, Kwon	9,604
	Dong-Hwa, Chung	9,604
	Jin-Il, Kim	9,604
	Chun-Hwan,Lee	9,604
	Dong-Hee, Lee	9,604
	Byung-Jo, Choi	9,604
	Sang-Young, Lee	9,604

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
	Hyun-Uck, Sung	9,604
	Han-Yong,Park	9,604
July 23, 2004	Ku-Taek Lee	49,000
	Chang-Oh Kang	24,500
	Kwang-Woong Choi	1,960
	Kyeong-Ryul Ryoo	4,900
	Suk-Man Youn	7,840
	Dong-Jin Kim	7,840
	Youn Lee	7,840
	Joon Yang Chung	4,900
	Young Ju Pakr	1,862
	Kwang Woo Jun	1,862
	Jeffery D Jones	1,862
	Yoon Suk Suh	1,862
	Keel Sou Chung	9,800
	Sang Wook Ha	9,800
	Sang Young Kim	9,800
	Young Suk Lee	9,800
	Sany Myun Kim	9,800
	Kun Soo Lee	9,800
	Ki Chul Shin	9,800
	Kee Yeoung Park	9,800
	Kyu Jeong Lee	9,800
	Byung Ki Jang	9,800

Total		747,599

5. Voting Rights

(As of September 30, 2004)

	Number of shares	Remarks
1. Shares with voting rights [a-b]	[88,966,155]
a. Number of outstanding shares	88,966,155
b. Number of shares without voting rights	0

2. Shares with restricted voting rights [ a + b + c + d ]	[8,222,739]
a. Restriction by Code of Commerce	8,222,739	Treasury Stock &
b. Restriction by Securities Exchange Law	0	Stock under trust contract
c. Restriction by Fair Trade Law	0

	Number of shares	Remarks
d. Restriction by other regulations	0
3. Shares whose voting rights have been restored	[80,743,416]

Shares which can exercise voting rights [1- 2 + 3]	80,743,416

Changed Voting Right ( Stock Cancellation by profit : October 19, 2004)

     1. Shares with voting rights : 87,186,835 shares

     2. Shares which can exercise voting rights : 80,485,836 shares

6. Earnings and Dividend for The Past Five Fiscal Years

(Unit : Million Won)

	The 36th	The 35th	The 34th	The 33rd	The 32nd
Net Profit	1,980,572	1,101,325	819,319	1,636,991	1,558,032
EPS (Won)	24,306	13,442	10,043	19,170	16,242
Net Profit Available for Dividend Payout	1,844,390	1,725,043	759,120	1,946,837	1,479,586
Cash Dividend Paid (Payable)	485,188	286,057	204,048	204,704	159,920
Pay-out Ratio	24.50%	25.97%	24.90%	12.50%	10.26%
Dividend per share (Won)	6,000	3,500	2,500	2,500	1,750
Dividend Yield	3.84%	2.76%	2.20%	3.18%	1.43%
Net asset per share (Won)	149,442	129,546	116,516	108,450	96,951
Recurring Profit per share ( Won)	24,306	13,442	10,043	11,155	12,257

II. Business (Manufacturing)

1. Current Situation of POSCO

(1) Market Share

(Unit: million tons, %)

	Annual for		Annual for		Annual for
	the 37th 3Q		the 36th Fiscal Year		the 35th Fiscal Year
Category	(2004 3Q)	Market share	(2003)	Market share	(2002)	Market share
Crude steel production	35.1	100	46.3	100	45.4	100

POSCO	22.4	64	28.9	62	28.1	62
Others	12.7	36	17.4	38	17.3	38

(2) Characteristics of the Steel Market

•	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries. By supplying high quality steel materials to the users, POSCO endeavors to attain shared development and prosperity together with its customers.

•	The company also maintains a made-to-order supply system in a bid to meet the diverse needs of its customers, and with an eye to securing stable business operation as an integrated steel producer.

(3) Current Situation and Prospect of New Businesses

[Irrelevant]

2. Key Products and Raw Materials

A. Current Situation of Key Products

(Unit :100 million won)

Business area	Source of sales	Items	Specific utility	Key brands	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	59,968 (43%)
		Cold rolled products	Automobiles, Electronic appliances, etc.		46,896 (34%)

		STS	Silverware, steel pipes, etc		31,191 (22%)

	Others	Byproducts, etc.	Raw material for cement, etc.		944 (1%)

		Total			138,999 (100%)

B. Price Trends of Key Products

(Unit: won/ton )

		Annual for the 37th	Annual for the 36th	Annual for the 35th
		3Q	Fiscal Year	Fiscal Year
Items		(Jan. 1~Sep. 30, 2004)	(Jan. 1~Dec. 31, 2003)	(Jan.1~Dec.31, 2002)
Hot-rolled coil	Domestic	462,832	363,160	317,537
	Export	520,537 ($448)	393,193 ($330)	318,297 ($255)
Cold-rolled steel sheet	Domestic	566,028	470,859	416,626
	Export	576,830 ($496)	502,876 ($422)	371,319 ($297)

(1) Criteria for Calculation

•	Product items and objects for calculation: sale prices of standard hot-rolled coil, and cold-rolled steel sheet.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, excluding freight revenue.

(2) Factors of Price Fluctuations

•	Hikes in domestic prices and export prices in tune with a boom in the steel market.

C. Current Situation of Major Raw Materials

(Unit: million won)

Purchase amount
Business area	Type of purchase	Item	Specific use	(portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	388,788 (18%)	BHP, and Hamersley of Australia CVRD of Brazil

		Coal	Coking coal: Heat source for blast furnaces, Reductant Smokeless coal:	522,622 (25%)	BHP of Australia Fording of Canada
Sintering fuel

		Iron materials	Iron material for steelmaking	329,799 (15%)	Carbon steel scrap iron, HBI, cold pig iron, etc.

		STS materials	Key materials for STS production	616,667 (29%)	Nickel, Fe-Cr, STS scrap iron, etc.

		Ferro materials Other raw materials	Submaterials for ironmaking, steelmaking	231,433 (11%)	Alloy iron, Nonferrous metal, Claus

		Limestone, other minerals	Submaterials for ironmaking, steelmaking	39,701 (2.0%)	Limestone, manganese, fluorite

Total				2,129,010

Note) Amount: Based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

D. Price Trends of Key Materials

(Unit: won/ton )

Category	The 37th 3Q	The 36th Fiscal Year	The 35th Fiscal Year
Iron ore	38,574	31,721	31,064
Coal	98,145	60,276	61,993
Scrap iron	307,040	196,687	150,529
Nickel	16,110,316	11,037,181	8,435,974

(1) Criteria for Calculation

The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

(2) Key Factors in Price Fluctuations

A. Iron ore

•	Iron ore price and Shipping charge increased

•	Trend of purchase price (CFR): $24.15/ton à $27.17/ton à $32.68/ton (2002)à (2003)à (2004.3Q)

B. Coal

•	Coal price and Shipping charge increased

•	Trend of purchase price (CFR): $48.55/ton à $48.83/ton à $79.43/ton (2002) (2003) (2004.3Q)

C. Scrap iron

•	The price of imported scrap iron increased as scrap iron on demand rose due to a booming steel market in the world.

•	Trend of purchase price (CIF): $116/ton à $158/ton à $259/ton (2002) (2003) (2004.3Q)

D. Nickel

•	It is projected that there will be nickel supply shortages because INCO Corporation strike etc. As a result, there will likely be a strong demand for nickel, which will raise nickel prices significantly in this year.

•	Trend of LME price: $6,768/ton à U$9,370/ton à U$13,823/ton (2002) (2003) (2004.3Q)

3. Production and Facilities

A. Production capacity

(Unit: Thousand Ton)

Items	2004 3Q	2003	2002
Pohang Works	9,495	12,660	12,200
Gwangyang Works	11,850	15,800	15,800

Total	21,345	28,460	28,000

•	Pohang Works: #1 Steel Making (1,950) + #2 Steel Making (6,300) + STS (1,245) = 9,495 Thousand

•	Gwangyang: #1 Steel Making (5,100) + #2 Steel Making (5,400) + Minimill (1,350) = 11,850 Thousand

•	Total = 21,345 and tons

Based on actual capacity revised on April, 1999

Based on actual capacity recalculated on October, 2002

STS Steel Making launched on May, 2003

B. Production and Capacity Utilization Rate

(1) Production	(Unit: Thousand Ton)

Items	2004 3Q	2003	2002
Pohang	9,995	12,666	12,164
Gwangyang	12,398	16,234	15,902

Crude Steel	22,393	28,900	28,066
Plate
Pohang	2,453	2,986	3,046
HR Products	7,750	10,521	9,388
Pohang	2,564	3,806	3,185
Gwangyang	5,186	6,715	6,203
CR Products	7,370	9,269	8,923
Pohang	1,099	1,199	1,531
Gwangyang	6,271	8,070	7,392
STS
Pohang	1,458	1,587	1,236
Others
Pohang	2,289	2,971	2,949
Gwangyang	187	220	108
Pohang	9,863	12,549	11,947
Gwangyang	11,645	15,005	13,703

Items	2004 3Q	2003	2002
Finished Products	21,508	27,554	25,650
Pohang	107	296	584
Gwangyang	323	414	867

Half-Finished Products	430	710	1,451
Pohang	9,970	12,846	12,531
Gwangyang	11,968	15,420	14,570

Total Products	21,938	28,266	27,101

(2) Capacity Utilization Rate for 2004 in Terms of Crude Steel Production

(Unit: Thousand Ton)

Items	Capacity	Production	Utilization Rate
Pohang Works	9,495	9,995	105.3%
Gwangyang Works	11,850	12,398	104.6%

Total	21,345	22,393	104.9%

-	Utilization Rate = Production/Real Production Capacity.

C. Production Facilities

(1) Book Value of Fixed Assets

(Unit: Million Won)

	Beginning Book				Ending Book
Items	Balance	Increased	Decreased	Depreciation	Balance
Pohang
Land	405,962		3,355		402,607
Building	986,437	19,005	7,990	43,910	953,542
Structures	410,886	25,352	1,320	22,154	412,764
Machinery & Equipment	2,177,934	214,164	3,857	398,773	1,989,468
Vehicles	17,220	8,933	215	3,844	22,094
Tools and Fixtures	9,815	4,567	70	3,757	10,555
Furniture & Others	27,075	5,391	234	5,802	26,430
Gwangyang
Land	378,329				378,329
Building	859,160	9,412	149	51,985	816,438
Structures	505,118	11,744	1,880	33,253	481,729
Machinery & Equipment	1,797,576	149,638	3,144	439,894	1,504,176
Vehicles	10,323	760		2,891	8,192
Tools and Fixtures	14,601	3,714	1	4,368	13,946
Furniture & Others	7,215	2,108	3	2,750	6,570

(2) Major Capital Expenditures

(a) Investments under construction

(Unit: Hundred million Won)

	Total	Invested	Amount to
Items	Investment	Amount	Be invested
Expansion	21,812	3,782(3,206)	18,030
Maintenance	8,977	1,727(961)	7,520

Total	30,789	5,509(4,167)	25,280

(b) Planned investments

(Unit: Hundred Million Won)

	Total
	Amount	2004	2005	2006
Total	68,689	21,683	28,134	18,872

4. Sales

A. Breakdown of Steel Product Sales

(Unit: Thousand Ton, Hundred Million Won)

Items		2004 3Q		2003		2002
		Volume	Amount	Volume	Amount	Volume	Amount
Hot Rolled Products	Domestic	10,495	50,903	14,177	53,357	14,044	46,732
	Export	1,887	10,259	2,517	10,416	2,294	7,776

	Total	12,382	61,162	16,694	63,773	16,338	54,508

Cold Rolled Products	Domestic	4,925	29,836	6,251	31,988	5,952	27,577
	Export	2,941	18,252	3,686	19,756	3,657	15,019

	Total	7,866	48,088	9,937	51,744	9,609	42,596

Stainless Steel	Domestic	706	16,378	928	16,295	857	13,331
	Export	743	15,035	643	10,219	390	5,772

	Total	1,449	31,413	1,571	26,514	1,247	19,103

Others	Domestic		1,382		1,825	—	1,326
	Export		—		—	—	—

	Total		1,382		1,825	—	1,326

Total	Domestic	16,126	98,499	21,356	103,465	20,853	88,966
	Export	5,571	43,546	6,845	40,391	6,341	28,567

	Total	21,697	142,045	28,202	143,856	27,194	117,533

Discount			–209		–263	—	–247

Grand Total		21,697	141,836	28,202	143,593	27,194	117,286

B. Marketing organization, channel and strategy

(1) Organization

Hot Rolled Steel Sales Dept., Plate & Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Coated Steel Sales Dept., Stainless Steel Sales Dept., Marketing Strategy Dept..

(2) Sales Channel

i)	Direct sales : POSCO à Customers

ii)	Indirect Sales

•	Domestic market : Sales agents, e-sales or POSTEEL

•	Overseas Market : General Trading Companies

(3) Sales Condition

•	Domestic Sales : Credit sales based on production to order

•	Export Sales : Sales based on irrevocable Letter of Credit

(4) Sales strategies

•	Strengthen marketing focused on customer oriented

•	Implement Customer Relationship Management (CRM) system

•	Formulate partnership with key customers through EVI, JIT,etc

•	Improve customer support technical services

•	Forster Strategic products

•	Enhance competitiveness Automotive Flat, high-class API, STS400 and electric steel sheets

•	Enhance cost Leadership

•	Focused management on inventories, energy & logistics by each responsible unit through BSC

•	Settle Labor Cost Management Process led by each work in the field

6. Related to the Derivatives

A. Foreign Exchange Position

(Unit: USD, EURO: Thousand, JPY: Million)

		Current Position			Future Position
Nation	Currency	Position	Assets	Debt	Position	Assets	Debt
USA	USD	–654,533	214,159	868,692
Japan	JPY	–80,412	3,972	84,384
Germany	DEM
UK	GBP
Euro land	EURO	–179	1,163	1,342
Others

A. Risk Management for Foreign Exchange

There are three basic strategies for the risk management for foreign exchange. First, Natural Hedge.

Maintain the balance between the income and expenditure of foreign exchange to reduce the net exposure.

Second, Balance the assets and debt.

An Increase in foreign assets as well as a decrease in foreign debt to reduce the exposure to the foreign exchange fluctuation.

Third, Introduce the risk management system.

POSCO introduced the risk management system on December 15, 2000 to manage the remaining foreign exchange more systematically.

7. Important contracts

A. Import Contract

     N.A.

8. Research & Development

A. R & D Organization

		Number of
		Teams or groups	Staff
In-house	Technology Development Department	6	96
	Finex Development Department		214
	Technical Research Laboratory (Group)	14	576
Independent	Research Institute of Industrial Science and Technology		341

B. R&D Expense

(Million Won)

	2004 3Q	2003	2002
1. Raw Materials	69,693	57,152	29,366
2. Labor cost	26,113	74,191	61,873
3. Depreciation	9,277	22,954	11,577
4. Subcontract	56,403	38,189	21,362
5. Other Expense	62,135	15,626	100,598

Total	223,621	233,286	184,097

(R&D/Sales Ratio)*100	1.58%	1.62%	1.57%

9. Other information for investment decision making

A. Funding from domestic market

(Unit: Hundred Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market
Banks
Others
From Capital Market
Bond (private)
Bond (public)	16,000	(5,000)	11,000
Others

Total	16,000	(5,000)	11,000

B. Funding from overseas

(Unit: Hundred Million Won)

	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions	2,993	(2,148)	845
Bond	16,811	(3,018)	13,793
Equity
Others

Total	19,804	(5,166)	14,638

III. Financial Statements

1. Summary of Unconsolidated Financial Statements

(Unit: million won)

	2004 3Q	2003	2002	2001	2000
Current Assets	6,429,882	5,327,843	3,772,625	3,560,773	4,543,060
Quick Assets	4,432,588	3,768,583	2,501,696	2,191,303	3,080,993
Inventories	1,997,293	1,559,260	1,270,929	1,369,470	1,462,067
Fixed Assets	13,242,777	13,078,757	13,471,861	14,054,757	13,223,506
Investments	4,126,734	4,023,191	3,869,016	4,609,647	3,990,724
Tangible Assets	8,771,807	8,705,192	9,271,701	9,118,589	8,929,983
Intangible Assets	344,236	350,374	331,144	326,521	302,799
Total Assets	19,672,659	18,406,600	17,244,486	17,615,530	17,766,566
Current Liabilities	2,569,853	2,528,217	2,497,274	2,252,545	3,509,702
Fixed Liabilities	2,187,237	2,920,385	3,180,416	5,166,492	4,826,918
Total Liabilities	4,757,091	5,448,602	5,677,690	7,419,037	8,336,620
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,770,171	3,707,587	3,685,953	3,673,621	3,670,457
Retained Earnings	11,989,340	9,867,437	8,483,234	6,986,939	6,662,163
Capital Adjustments	-1,326,346	-1,099,429	-1,084,794	-946,470	-1,385,078
Total Shareholders’ Equity	14,915,568	12,957,998	11,566,796	10,196,493	9,429,946
Total Sales	14,183,606	14,359,329	11,728,595	11,086,119	11,692,000
Operating Profit	3,439,717	3,058,534	1,833,485	1,429,457	2,099,224
Recurring Profit	3,647,935	2,663,863	1,465,444	1,114,971	1,331,484
Net Profit	2,646,505	1,980,572	1,101,325	819,319	1,636,991

2. Items to pay attention for use of Financial Statements

A. Principles to write Financial Statements

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements are as follows.

	2004 3Q	2003 and 2002
CPAs	Samil Accounting Corp Pricewaterhouse Coopers	Samil Accounting Corp Pricewaterhouse Coopers
Audit Opinion	Unqualified	Unqualified

B. Any violations against GAAP

(1) Violations, which need to amend Financial Statements

     N.A.

(2) Violations, which are not related with amendment of Financial Statements

     N.A.

3. Unconsolidated Financial Statements

A. Balance Sheet

     Refer to the attached the review report as September 30, 2004

B. Income Statements

     Refer to the attached the review report as September 30, 2004

C. The Note in the Financial Statement

     Refer to the auditor’s note in financial statement

D. The Financial Statement before and after amended in this Fiscal Year

     N.A

4. Consolidated Financial Statements

A. Summary for the Fiscal Years 1999 through 2003

(Unit : million won)

	2003	2002	2001	2000	1999
Current Assets	7,621,598	5,397,476	4,960,937	6,306,451	5,982,514
Quick Assets	5,553,227	3,726,031	3,223,686	4,394,808	4,306,231
Inventories	2,068,371	1,671,446	1,737,251	1,911,643	1,676,282
Fixes Assets	13,146,951	13,679,373	14,444,398	13,840,224	13,707,420
Investments	2,826,679	2,879,987	3,352,924	2,849,980	2,472,524
Tangible Assets	9,845,776	10,324,574	10,600,766	10,454,929	10,811,472
Intangible Assets	474,496	474,812	490,708	535,315	423,424

Total Assets	20,768,549	19,076,849	19,405,334	20,146,675	19,689,934

Current Liabilities	4,171,918	3,965,489	3,618,918	5,346,831	4,524,361
Fixed Liabilities	3,347,064	3,536,930	5,435,628	5,241,545	5,965,490

Total Liabilities	7,518,982	7,502,419	9,054,546	10,588,376	10,489,851

Minority Interest	293,299	279,165	168,171	159,623	121,333
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,828,773	3,797,737	3,859,030	3,860,756	3,799,991
Retained Earnings	9,875,080	8,219,499	6,966,189	6,595,470	5,193,185
Capital Adjustments	-1,229,988	-1,204,374	-1,125,004	-1,539,953	-396,830

Total Shareholders’ Equity	13,249,567	11,574,430	10,350,789	9,558,299	9,200,082

Total Sales	17,789,237	14,354,918	13,121,097	13,776,214	12,701,013

Operating Profit	3,262,981	2,049,867	1,587,293	2,306,463	2,020,805
Recurring Profit	2,747,271	1,507,437	1,174,673	1,384,660	1,707,201

Total Net Profit	2,017,000	1,109,132	837,210	1,642,350	1,555,348

Consolidated Net Profit	1,995,983	1,089,288	845,679	1,636,667	1,554,397

Number of Consolidated Companies	35	33	32	34	34

B. Items to pay attention for use of Financial Statements

(1) Principles to write Financial Statements

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements are as follows.

	2003 and 2002	For FY 1999,2000 and 2001
CPAs	Samil Accounting Corp Pricewaterhouse Coopers	Anjin & Co Arthur Anderson
Audit Opinion	Unqualified	Unqualified

(2) Any violation, need to amend the consolidated financial statement

     N.A

(3) Any violation, does not need to amend the consolidated financial statement

     N.A

(4) The companies included in the consolidated financial statement in the recent 3 Fiscal Years

	The companies included	The companies added	The companies dropped
2003	POSCO and 35 companies	POSCO Qintao
2002	POSCO and 33 companies	POSREC ,Qintao STS	POSVEN
2001	POSCO and 32 companies	—	POS Energy and other

C. Consolidated Financial Statements

(1) Consolidated Balance Sheet

     Refer to the 36th Consolidated Financial Statements as of December 31, 2003

(2) Consolidated Income Statements

     Refer to the 36th Consolidated Financial Statements as of December 31, 2003

6. Divisional Financial Status

A. Divisional Financial Information

     N.A

The POSCO and its related companies have been operating mainly steel business

B. Regional Financial Information

     N.A

There is not any country or region, in which the sales or assets of the companies or division are bigger than 10% of consolidated sales or assets

7. Financial Statement before and after consolidation

A. The Overview of Consolidation

     N.A

B. Financial Statement before and after Consolidation

     N.A

C. Issues related Consolidation

     N.A

IV. Current Situation on Corporate Governance and Company Affiliates

1. Overview of Corporate Governance

A. Issues related with the Board of Directors

(1) Composition of the Board of Directors

(A) Authority of the Board of Directors

•	Deliberation and resolution of legal issues and key matters in business operations

—	Discusses and make decisions on the convocation of shareholders meetings and submission of agendas for shareholders meetings, as well as on legal issues including the issuance of new shares, and the repurchase and disposal of company shares

—	Discusses and makes decisions on key matters in business operations, including mid- and long-term business strategies, annual business plans, and new investments in and outside of the company

•	Recommendation of standing directors of the board, and election of the chairman of the Board, President, Vice-Presidents, Executive Vice President, and Senior Vice Presidents among Standing Directors

•	Selection of members of the special committees

•	Determination of the functions of the Board of Directors and Special Committees

     (B) Whether to disclose personal profiles of director candidates before shareholders meeting, and whether shareholders can recommend candidates

Feb. 19, 2004	The Director Candidate Recommendation and Evaluation Committee recommended 6 candidates for outside directors
Feb. 20, 2004	The Board of Directors recommended 5 candidates for standing directors
Feb. 20, 2004	Disclosed the personal profiles of director candidates and their relevant experience
Mar. 12, 2004	Selected directors (shareholders meeting)

(C) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee

•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)

Name	Outside Director	Remarks
Yoo Hyun-shik	o	<Satisfies the regulation requiring that
(Chairman)		more than 50% of directors should be from outside >
Kim E. Han	o	- Outside directors (3), Standing directors(1):
(member)
Kim Han-kyung	o	Pursuant to 3 of Clause 16 under Article 191
(member)		in the Securities Exchange Act
Choi Kwang-Woong	Standing Director	(Correspondingly applying 2 of Clause 5 of
(member)		under Article 54 in the Securities Exchange Act)

(D) List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks
Samuel F. Chevalier	• Former vice chairman, Bank of New York	None

• Former president of Irving Bank (Economics, Northeastern University)

Kim E. Han	• Distinguished Professor at University of Michigan	”

• Former advisory professor of the Korea Stock Exchange, advisor to the World Bank (MBA at Cornel University, PhD in business administration from State University of New York)

Yoo Hyun-shik	• Former president of Samsung General Chemicals	”

• Former vice-president of Cheil Industries Inc. (Chemical engineering at SNU)

Kim Han-kyung	• Former vice chairman of SK Corp.	”

• Former president of SK Corp. (Business administration at Kyunghee University)

Park, Young-Ju	• CEO & President of Eagon Co.	”

• Chairman of the Korean Business Seminar Council

• Vice-President of the Federation of Korean

Relation with
majority
Name	Experience	shareholder	Remarks
Industries(FKI)
Jun, Kwang-woo	• Vice-President of Woori Finance Group (Oversees strategy)	”
• Former Head of the International Finance Center
Jeffrey D. Jones	• American Lawyer at Kim&Jang Law Office	”
• Former Chairman of the American Chamber of Commerce in Korea
Suh, Yoon-Suk	• Head of the Business School at Ewha Women’s Univ.	”
• Vice-President/Commissioner of Account Management for the Korea Accountant Association
Park,Won-Soon	• Standing Chairman of the Beautiful Foundation	”
• Chairman of Korea Human Rights Foundation

•	Preparation of internal system to allow access to management information

—	Issues critical to company management are set to be deliberated at the Board of Directors. (Related materials are distributed days before the opening of the Board of Directors meeting)

—	Key agendas to be submitted to the Board of Directors are pre-examined by a designated special committee that consists mostly of outside directors.

—	Operates a division to support outside directors. Regularly reports on management conditions and frequently offers related materials to outside directors.

—	Holds workshops and management report sessions for outside directors.

(E) Whether a director is covered by damage liability insurance or not

Insurance premium
Name	Insurance premium	Insurance benefits	paid by company	Remarks
All directors	430 million won	30 billion won	Entirety

(2) Issues related with the Operation of the Board of Trustees

(A) Key issues in regulations on the operation of the board of trustees

•	Agendas submitted to the Board of Directors

•	Convocation of general shareholders meetings, and agendas submitted to the meetings, issuance of new shares, purchase and disposal of company shares, and deliberation and resolution of legal matters

•	Deliberation and resolution of key management issues, including mid- and long-term management strategy, annual business plans, and major internal and external new investments

•	Composition of special committees under the Board of Directors and their functions

Category	Composition	Major functions
Director Candidate Recommendation Committee	3 outside directors 1 standing director	- Evaluation of the qualifications of director candidates and recommendation of outside director candidates - Advance screening for nominating representative director, members of special committee(s)

Evaluation and Compensation Committee	4 outside directors	- To establish management succession and development plans
- To establish executives evaluation and compensation plan and to take necessary measures to execute such plans
- To pre-deliberate on remuneration and retirement allowance of directors and executives officers
- To pre-deliberate on matters related to stock option

Finance & Operation Committee	3 outside directors 2 standing directors	- Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
- Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won

Audit Committee	4 outside directors	- Audit of corporate accounting and business operations - Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	4 outside directors	- Review of issues and improvement measures related to internal transactions in accordance with the Monopoly Regulation and Fair Trade Act
- Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in

Category	Composition	Major functions
transaction amount) - Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)

Management Committee	6 standing directors	- Advance deliberation on and approval of in-house investment schemes
- Deliberation on important subjects regarding hierarchical structure, development and adjustment of personnel
- Important subjects on working policy, and changes to welfare

(B) List of key activities of the Board of Directors (Jan. 1, 2004 — September 30, 2004)

Session	Date	Agenda	Approval	Remarks
2004-1	Jan. 14	5 cases including plan to improve Corporate Governance	All 5 cases approved
2004-2	Feb. 20	3 cases including a plan on donations to the POSCO Educational Foundation	All 3 cases approved
2004-3	Mar. 12	5 cases including the composition of special committee	All 5 cases approved
2004-4	Apr. 30	6 cases including project of taking over Hanbo Steel Company	All 6 cases approved
2004-5	July 23	13 cases including Establishment of Finex #1 at Pohang Works	All 13 cases approved

(C) Major activities of outside directors on the Board of Directors (Jan. 1, 2004 — September 30, 2004)

Session	Date	Number of participating outside directors	Remarks
2004-1	Jan. 14	7 persons
2004-2	Feb. 20	8 persons
2004-3	Mar. 12	8 persons
2004-4	Apr. 30	9 persons
2004-5	July 23	8 persons

(D) Composition of committees and their activities(Jan. 1, 2004 — September 30, 2004)

Date of meeting	Committee	Agenda
Jan. 6, 2004	Management Committee	3 cases including Expansion No. 1 PCM (Pickling and Tandem Cold rolling Mill) and to construct No. 6CGL(Continuous Galvanizing Line) at Gwangyang Work
Jan. 13, 2004	Finance & Operation Committee	2 cases, including plan to improve Corporate Governance
Jan. 13, 2004	Director Candidate Recommendation Evaluation Committee	The evaluation of business performance for the entire company in 2003
Jan. 14, 2004	Director Candidate Recommendation and Evaluation Committee	Management of Outside Directors Candidate advisory Committee
Jan. 15, 2004	Management Committee	3 cases, including Strip Casting Demo Plant construction
Feb. 3 , 2004	Management Committee	4 cases, including Improvement of drainage system for Pohang Sungang area
Feb. 13, 2004	Director Candidate Recommendation and Evaluation Committee	Assessment of qualifications of outside directors
Feb. 16, 2004	Management Committee	Deficits disposal of investment property of Alps Resort
Feb. 19, 2004	Finance & Operation Committee	4 cases including plan to contribute POSCO Educational Foundation
Feb. 19, 2004	Director Candidate Recommendation and Evaluation Committee	3 cases including assessment of qualifications and recommendation of Outside Director candidates
Mar. 12, 2004	Director Candidate Recommendation Committee	3 cases including nomination of Chairman and Representative Director & President and Representative Director
Mar. 12, 2004	Evaluation and Compensation Committee	Revision of Directors’ compensation standard
Apr. 19, 2004	Management Committee	2nd repair of Pohang Work’s blast furnace No. 3
Apr. 29, 2004	Finance & Operation Committee	5 cases including project of taking over Hanbo Steel Company
Apr. 30, 2004	Insider Trading Committee	2 cases including change of POS AC’s office lease contract
Jul. 6, 2004	Management Committee	6 cases including No. 3 Sinter Rationalization
Jul. 22, 2004	Management Committee	Establishment of Finex #1 at Pohang Works
Jul. 22, 2004	Finance & Operation Committee	3 cases including the Capital Increase of

Date of meeting	Committee	Agenda
POSCO-China (to transfer the stake in ZPSS)

Jul. 23, 2004	Evaluation and Compensation Committee	2 cases including Stock Option Right

Jul. 23, 2004	Insider Trading Committee	Changes of Office Lease Contract With POSCO Engineering & Construction Co., Ltd.

Aug.31,2004	Management Committee	6 cases including No. 2 Dephosphorization at Pohang Works

B.	Matters Concerning Auditing

(1)	Matters Concerning Auditing Organization

(A)	Whether to set up the audit committee (auditors), and how to compose the committee, etc.

•	Legal ground for establishment: Pursuant to the Commercial Act (Clause 2 under Article 415) and the Securities Exchange Act (Clause 17 under Article 191), POSCO is obliged to set up a committee (total assets exceeding 2 trillion won)

•	Establishment

•	Date: March 17, 2000

•	Members: 4 persons (4 members of outside directors)

•	Operated in compliance with regulations on the operation of the audit committee (Legislated on March 17, 2000)

•	Arrangement of the meeting: One regular session per quarter and special meetings as necessary

•	Resolution of agenda: More than half of the registered members should participate and a minimum of half of the participants should reach consensus

•	Submission of agenda: Submitted by committee chairman, chairman of the board, or each member

•	Supporting department: In-house auditing department supports the committee for the efficient processing of tasks

(B)	Whether to prepare an in-house mechanism to allow the audit committee (auditors) to access relevant management information

•	Stipulated in regulations on the operation of the audit committee in compliance with related legislation

1	The committee audits managerial executions by directors

2	The committee may request directors to report on operations, and/or examine the company’s business operations and asset portfolio.

3	The committee may request a director to stop certain deeds, should the director pursue activities in violation of the articles of incorporation as which may cause irrevocable damage to the company.

4	The committee may demand the Board of Directors to convene a special shareholders meeting.

5	As necessary, the committee may request companies in which POSCO is invested to report on their business operations. If an invested company does not report as requested right away, or if the committee needs to confirm the validity of the report, the committee may also investigate the operations of the invested company and its asset portfolio.

6	As necessary, the committee may receive consulting from outside experts at the company’s expense.

(C) Personal profile of the audit committee (auditors)

Name	Experience	Qualifications	Remarks
Kim Eung-han	Distinguished Prof. of University of Michigan	Satisfies requirements in the articles of incorporation	Chair
Yoo Hyun-Shik	Former president of Samsung General Chemicals	”
Jeffrey D. Jones	Former Chairman of the American Chamber of Commerce in Korea	”
Suh, Yoon-Suk	Head of the Business School at Ewha Women’s Univ.	”

(2) Major activities of the audit committee (auditors)

Session	Date	Agenda	Approval	Remarks
• Review agendas
		- Results of the audit of account for the 36th Fiscal Year	Approved
2004-1st	Feb. 10, 2004	- Assessment of operations of the in-house controlling system in 2003	Approved	3 member participating
• Report agendas
		- Overview of operations of the in-house controlling system by external auditors	Approved

• Deliberation agenda
2004-2nd	Mar. 12, 2004	- Approval of the appointment of the audit office head	Approved	All members participating
		- Approval of the appointment of Internal control system manager	Approved

Session	Date	Agenda	Approval	Remarks
• Deliberation agenda
- Revision Stipulated in regulations on the operation of the audit committee
2004-3rd	Apr. 30, 2004	- Approval of audit and not-audit service of POSCO & affiliated Company Outside	Approved	All members
		• Report agendas		participating
		- Results of the audit of account for the 1Q 37th Fiscal Year	Approved
- Reporting the results of the audit of Consolidated finance statements
- Reporting the Role of Audit Committee

• Deliberation agenda
		- Approval of audit and not-audit service of affiliated Company Outside	Approved
2004-4th	Jul.23, 2004	• Report agendas
- Results of the audit of account for the 1H 37th Fiscal Year
- Assessment of operations of the in-house controlling system for 1H 37th

C. Execution of Voting Rights by Shareholders

(1) Whether to Adopt the Cumulative Voting System

• Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on Mar. 12, 2004.

(2) Whether to Adopt the Ballot Voting System or Electronic Voting System

• Introduced the Ballot Voting System or Electronic Voting System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.

(3) Execution of Voting Rights by Minority Shareholders

[Irrelevant]

D. Compensation of Executives

(1) Current situation of salary to directors (including outside directors) and members of the Audit C-committee (auditors)

Maximum pay
approved by
		shareholders	Average payment per
	Total payment	meeting	person
Category	(2004)	(2004.1~2004.9.)	(2004.1~2004.9)	Remarks
Director	4 billion won	2,677 billion won	178 million won

*	Standards for bonus payment: Paid out twice per year (January, June) according to business performance within a limit of 100% of his or her basic annual salary (200% for the chairman of the board).

(2) List of Stock Options Presented to Executives

[Refer to F. Stock option under 4. Number of Total Shares, in I. Company Overview]

POSCO

Non-Consolidated Interim Financial Statements
September 30, 2004 and 2003

Report of Independent Accountants

To the Board of Directors and Shareholders of
POSCO

We have reviewed the accompanying non-consolidated balance sheet of POSCO (the “Company”) as of September 30, 2004, and the related non-consolidated statements of income and cash flows for the three-month periods ended September 30, 2004 and 2003 and nine-month periods ended September 30, 2004 and 2003, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of POSCO as of December 31, 2003, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 14, 2004. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2003, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2003.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

As discussed in Note 27 to the non-consolidated financial statements, during the nine-month periods ended September 30, 2004 and 2003, the Company entered into sales and purchase transactions with related parties amounting to KRW2,482,307 million and KRW1,557,162 million, respectively, in 2004, and KRW1,709,708 million and KRW1,104,802 million, respectively, in 2003. Related receivables and payables amounted to KRW163,704 million and KRW173,614 million, respectively, as of September 30, 2004, and KRW93,502 million and KRW155,826 million, respectively, as of December 31, 2003. Guarantees provided to related parties amounted to KRW162,182 million and KRW176,800 million as of September 30, 2004 and December 31, 2003, respectively.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or review standards and their application in practice.

Seoul, Korea

October 15, 2004

This report is effective as of October 15, 2004, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Balance Sheets
September 30, 2004 and December 31, 2003
(Unaudited)

(in millions of Korean won)	2004		2003
Assets
Current assets
Cash and cash equivalents (Notes 3 and 26)	W	248,313	W	298,493
Short-term financial instruments (Notes 3 and 26)		562,316		513,084
Trading securities (Note 6)		1,543,431		1,215,983
Current portion of available-for-sales securities (Note 7)		40,560		—
Current portion of held-to-maturity securities (Notes 7 and 26)		79,861		248,583
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 4, 26 and 27)		1,889,252		1,393,281
Inventories, net (Note 5)		1,997,293		1,559,260
Other accounts and notes receivable, net of allowance for doubtful accounts (Notes 4, 26 and 27)		37,570		43,002
Other current assets, net of allowance for doubtful accounts (Note 10)		31,286		56,157

Total current assets		6,429,882		5,327,843
Property, plant and equipment, net (Notes 8 and 28)		8,771,807		8,705,192
Investment securities (Notes 7, 12 and 26)		3,864,769		3,762,636
Intangible assets, net (Notes 9 and 28)		344,236		350,374
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Note 4)		39,219		37,427
Long-term financial instruments (Note 3)		45		45
Long-term loans, net of allowance for doubtful accounts (Note 4)		9,355		742
Other long-term assets, net of allowance for doubtful accounts (Notes 8 and 10)		213,346		222,341

Total assets	W	19,672,659	W	18,406,600

See Report of Independent Accountants

POSCO
Non-Consolidated Balance Sheets
September 30, 2004 and December 31, 2003
(Unaudited)

(in millions of Korean won)	2004		2003
Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 26 and 27)	W	420,903	W	425,779
Current portion of long-term debt, net of discount on debentures issued (Notes 11 and 26)		753,980		924,655
Accrued expenses (Note 26)		301,535		288,211
Other accounts and notes payable (Notes 26 and 27)		310,434		221,075
Withholdings		25,414		39,032
Income tax payable		710,332		546,539
Other current liabilities (Note 14)		47,256		82,927

Total current liabilities		2,569,854		2,528,218
Long-term debt, net of current portion and discount on debentures issued (Note 12)		1,800,920		2,640,783
Accrued severance benefits, net (Note 13)		169,939		121,111
Deferred income tax liabilities (Note 24)		163,071		114,654
Other long-term liabilities (Note 14)		53,307		43,837

Total liabilities		4,757,091		5,448,603

Commitments and contingencies (Note 15)
Shareholders’ equity
Capital stock (Note 1)		482,403		482,403
Capital surplus (Note 16)		3,770,171		3,707,587
Retained earnings (Note 17)		11,989,340		9,867,437
Capital adjustments (Note 18)		(1,326,346)		(1,099,430)

Total shareholders’ equity		14,915,568		12,957,997

Total liabilities and shareholders’ equity	W	19,672,659	W	18,406,600

The accompanying notes are an integral part of these non-consolidated interim financial statements.

See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Income
Three-month periods and nine-month periods ended
September 30, 2004 and 2003
(Unaudited)

	For three-month periods				For nine-month periods
	ended September 30				ended September 30
(in millions of Korean won, except per share amounts)	2004		2003		2004		2003
Sales (Notes 27 and 28)	W	5,144,206	W	3,640,126	W	14,183,606	W	10,428,072
Cost of goods sold (Note 21)		3,607,099		2,684,214		9,984,423		7,507,685

Gross profit		1,537,107		955,912		4,199,183		2,920,387
Selling and administrative expenses (Note 22)		293,172		234,583		759,466		640,202

Operating profit		1,243,935		721,329		3,439,717		2,280,185

Non-operating income
Interest income		20,162		18,348		60,243		43,550
Dividend income		4,145		108		32,118		15,635
Gain on valuation of trading securities		14,799		5,595		22,414		4,435
Gain on disposal of trading securities		5,643		4,931		21,937		24,737
Gain on disposal of property, plant and equipment		829		975		4,952		3,429
Gain on foreign currency transactions		20,664		21,178		65,125		47,386
Gain on foreign currency translation		16,186		50,780		99,496		44,824
Gain on valuation of equity method investments (Note 7)		103,747		18,616		155,927		21,909
Recovery of allowance for doubtful accounts		86,923		—		85,414		—
Others		14,532		14,220		73,707		53,229

		287,630		134,751		621,333		259,134

Non-operating expenses
Interest expense		34,853		47,664		113,014		168,685
Loss on foreign currency transactions		19,392		9,163		69,006		40,765
Loss on foreign currency translation		1,757		51,736		3,990		30,593
Donations (Note 23)		10,241		13,352		92,289		77,832
Loss on disposal of investments		741		—		4,152		1,553
Loss on disposal of property, plant and equipment		6,512		6,479		23,575		24,609
Impairment loss on property, plant and equipment (Note 8)		62,555		—		62,555		78,823
Loss on derivative transaction (Note 20)		1,056		—		6,276		—
Others		7,873		28,872		38,258		40,426

		144,980		157,266		413,115		463,286

Extraordinary income (Note 18)		3,387		—		3,387		—

Income before income taxes		1,389,972		698,814		3,651,322		2,076,033
Income tax expense (Note 24)		377,929		199,234		1,004,818		557,785

Net income	W	1,012,043	W	499,580	W	2,646,504	W	1,518,248

Basic and diluted earnings per share (Note 25) (in Korean won)	W	12,431	W	6,102	W	32,696	W	18,575

The accompanying notes are an integral part of these non-consolidated interim financial statements.

See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Cash Flows
Three-month periods and nine-month periods ended
September 30, 2004 and 2003
(Unaudited)

	For three-month periods				For nine-month periods
	ended September 30				ended September 30
(in millions of Korean won)	2004		2003		2004		2003
Cash flows from operating activities
Net income	W	1,012,043	W	499,580	W	2,646,504	W	1,518,248

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		344,818		368,002		1,076,364		1,081,834
Accrual of severance benefits		34,393		40,811		92,142		86,855
Gain on valuation of trading securities, net		(14,799)		(5,595)		(22,414)		(4,333)
Gain on disposal of trading securities, net		(5,643)		(4,930)		(21,384)		(24,687)
Impairment loss on disposal of property, plant and equipment		62,555		—		62,555		78,823
Loss on disposal of property, plant and equipment, net		5,683		5,504		18,623		21,180
Loss on disposal of investments, net		741		—		3,577		(3,759)
Impairment loss on investments		331		457		5,679		75
Loss (gain) on derivative transaction, net		1,056		—		3,135		(451)
Loss on valuation of equity method investments, net		(103,747)		(18,616)		(155,927)		(21,909)
Stock compensation expense		18,502		9,013		15,387		9,987
Loss (gain) on foreign currency translation, net		(16,099)		1,575		(97,163)		(14,423)
Loss (gain) on valuation of inventories		—		(433)		—		1,015
Interest expense		2,437		2,904		6,387		9,422
Interest income		(1,986)		(845)		(5,550)		(2,467)
Others		76,477		20,965		82,474		21,811

		404,719		418,812		1,063,885		1,238,973

Changes in operating assets and liabilities
Increase in trade accounts and notes receivable		(293,022)		(114,536)		(500,696)		(110,995)
Decrease (increase) in other accounts and notes receivable		23,692		(5,763)		7,895		51,661
Decrease (increase) in accrued income		1,229		(5,502)		40,461		(14,885)
Decrease (increase) in prepaid expenses		(2,137)		1,387		(10,012)		(5,977)
Increase in inventories		(82,705)		(105,366)		(438,033)		(130,357)
Increase (decrease) in trade accounts and notes payable		(16,266)		29,081		(4,254)		28,422
Increase in other accounts and notes payable		2,930		64,300		87,748		22,232
Increase in income tax payable		36,165		35,975		137,352		60,826
Increase (decrease) in accrued expense		(2,345)		(38,737)		13,324		16,202
Payment of severance benefits		(7,653)		(5,381)		(12,579)		(10,056)
Increase (decrease) in deferred income tax, net		83,513		11,544		48,417		(21,365)
Others		(98,873)		(14,404)		(8,307)		45,682

		(355,472)		(147,402)		(638,684)		(68,610)

Net cash provided by operating activities		1,061,290		770,990		3,071,705		2,688,611

See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Cash Flows
Three-month periods and nine-month periods ended
September 30, 2004 and 2003
(Unaudited)

	For three-month periods				For nine-month periods
	ended September 30				ended September 30
(in millions of Korean won)	2004		2003		2004		2003
Cash flows from investing activities
Disposal of short-term financial instruments	W	250,000	W	27,000	W	753,500	W	294,471
Disposal of trading securities		2,003,043		2,144,022		6,218,050		7,034,814
Disposal of available-for-sale securities		—		1,980		3,666		199,260
Repayment of current maturities of held-to-maturity securities		33,925		99,619		170,930		109,222
Disposal of property, plant and equipment		109		1,202		14,668		5,719
Acquisition of short-term financial instruments		(471,794)		(25,773)		(802,731)		(553,232)
Acquisition of trading securities		(2,127,400)		(2,396,124)		(6,501,700)		(7,326,366)
Acquisition of available-for-sale securities		(12,982)		(71)		(26,901)		(455)
Acquisition of investments using the equity method		(1,057)		(39,891)		(19,605)		(53,000)
Acquisition of property, plant and equipment		(513,034)		(233,757)		(1,214,817)		(805,963)
Acquisition of intangible assets		(14,404)		(27,219)		(53,294)		(73,112)
Others		13,282		24,605		(40,808)		(200,089)

Net cash used in investing activities		(840,312)		(424,407)		(1,499,042)		(1,368,731)

Cash flows from financing activities
Proceeds from long-term debt		727		514,169		4,106		519,409
Disposal of treasury stock		79,936		118,571		79,936		118,571
Acquisition of treasury stock		(258,168)		(212,121)		(258,168)		(222,091)
Repayment of current maturities of long-term debt		(408,521)		(769,290)		(918,033)		(1,147,971)
Repayment of long-term debt		(2,454)		(9,189)		(5,518)		(17,938)
Payment of cash dividends		(119,121)		(81,656)		(525,166)		(326,888)

Net cash used in financing activities		(707,601)		(439,516)		(1,622,843)		(1,076,908)

Net increase in cash and cash equivalents		(486,623)		(92,933)		(50,180)		242,972
Cash and cash equivalents
Beginning of the period		734,936		426,998		298,493		91,093

End of the period	W	248,313	W	334,065	W	248,313	W	334,065

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and sell steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 28,900 thousand tons: 12,670 thousand tons at the Pohang mill and 16,230 thousand tons at the Gwangyang mill. Aside from these two mills, the Company also maintains an office in Korea and seven liaison offices overseas.

Under its Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of common stock with a par value of KRW5,000 per share. These shares have been listed on the Korea Stock Exchange since 1988.

As approved by the Board of Directors on August 25, 2001, November 20, 2002 and July 22, 2003, the Company retired a total of 7,514,470 shares. As of September 30, 2004, a total of 88,966,155 shares remain outstanding.

As of September 30, 2004, the Company’s major shareholders are as follows:

	Number of	Percentage of
	shares	share holding (%)
Pohang University of Science and Technology	2,905,000	3.27
Nippon Steel Corporation	2,894,435	3.25
Others	83,166,720	93.48

	88,966,155	100.00

As of September 30, 2004, the shares of the Company are listed on the Korea Stock Exchange, and its depository receipts are listed on the New York and London Stock Exchanges.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated interim financial statements are summarized below:

Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

Accounting Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. SKFAS No. 1 through No. 9 (except for SKFAS No. 1, which became effective on January 1, 2002) became effective for the Company on January 1, 2003, and the Company has adopted these statements in its non-consolidated financial statements for the year ended December 31, 2003. In addition, the Company has adopted SKFAS No. 10 through 13 (except for SKFAS No. 11) in its non-consolidated interim financial statements for the nine-month period ended September 30, 2004.

Revenue Recognition Revenue from the sales of products are recognized when significant risks and rewards of ownership of the goods are transferred.

Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and historical collection experience.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Inventories
In accordance with the newly effective SKFAS No. 10, Inventories, the Company changed its accounting policy for inventory valuation loss. Inventory valuation loss, which was previously recognized as non-operating loss, shall now be added to the cost of sales and presented as a contra inventory account.

Inventories are stated at the lower of cost or market, with cost being determined using the moving-average method. The quantity of inventory on hand is verified using the perpetual inventory system, which continuously updates the quantity of the inventory during the period. No physical count of inventory has been conducted as of September 30, 2004. If the net realizable value of inventories is lower than its cost, the carrying amount is reduced to the net realizable value and the difference between the cost and revalued amount is charged to current operations.

Investments in Affiliates and Other Investments
The Company accounts for equity and debt securities under the provision of Statement of Korean Financial Accounting Standards No. 8, Investments in securities (SKFAS No. 8). This statement requires investments in equity and debt securities to be classified into one of three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method or moving-average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by the independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition costs of securities or adjusted costs of debt securities for the amortization of discounts or premiums.

Investments in equity securities of companies, over which the Company exercises a significant control or influence (controlled investees), are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses equals the cost of the investments, and until the subsequent cumulative changes in its proportionate net income of the

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the investee are amortized over twenty years using the straight-line method.

Unrealized profit arising from sales by the Company to equity method investees is fully eliminated. The Company’s proportionate unrealized profit arising from sales by the equity method investees to the Company or sales between equity method investees is also eliminated.

Foreign currency financial statements of equity method investees are translated into Korean won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.

The equity method of accounting is applied based on the most recent available unreviewed financial statements of subsidiaries and affiliates.

Property, Plant and Equipment
Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated useful lives
Buildings and structures	20 ~ 40 years
Machinery and equipment	8 years
Vehicles	4 years
Tools	4 years
Furniture and fixtures	4 years

Subsequent expenditure on property, plant and equipment shall be capitalized only when it increases future economic benefits beyond its most recently assessed standard of performance; all other subsequent expenditure shall be recognized as an expense in the period in which it is incurred.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Intangible Assets
Intangible assets are stated at acquisition cost, including incidental expenses, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

Estimated useful lives (years)
Intellectual property rights	5 ~ 10 years
Land usage rights	40 years
Port facilities usage rights	2 ~ 33 years
Other intangible assets	4 ~ 20 years

Port facilities usage rights and land usage rights, which represent rights to use certain port facilities and land, are amortized over the term of exclusive rights.

The costs incurred in relation to the development of new products and new technologies (including the development cost of internally used software and related costs) are recognized and recorded as development costs only if it is probable that future economic benefits that are attributable to the asset will flow into the Company, and the cost of the asset can be measured reliably. The useful life of development costs should be based on its estimated useful life, not to exceed twenty years from the date when the asset is available for use.

As of September 30, 2004, port facilities usage rights is related to the quay and inventory yard contributed by the Company, since April 1987, to the local bureaus of the Maritime Affairs and Fisheries in Gwangyang, Pohang, Pyoungtaek and Masan. The related amortization expense amounted to KRW11,863 million for the nine-month period ended September 30, 2004.

Discounts on Debentures
Discounts on debentures are amortized over the term of the debenture using the effective interest rate method. The discount is reported on the balance sheet as a direct deduction from the face amount of the debenture. Amortization of the discount is treated as an interest expense.

Valuation of Assets and Liabilities at Present Value
Long-term loans receivable and long-term trade accounts and notes receivable are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as an interest income over the life of the related assets.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Accrued Severance Benefits
Employees and directors with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others.

The contributions to the National Pension Fund in accordance with the National Pension Act in Korea and group severance insurance deposits are deducted from accrued severance benefit liabilities.

Derivative Instruments
The Company enters into derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedges, hedges for fluctuations in fair market value caused by the changes in foreign exchange rates, and those acquired for profit. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the statement of income. If the contract expires, the gains and losses from derivative transactions are presented in the statement of income in case of hedges for fluctuations in fair market value, and are offset against the purchasing price of inventories in case of cash flow hedging. Derivative financial instruments for trading purposes are valued at estimated market price, and resulting unrealized gains or losses are recognized in current operations.

Income Taxes
The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is more likely than not that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense under applicable tax regulations, and the change in the balance of deferred income tax assets and liabilities during the period.

Foreign Currency Transactions and Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the basic rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Translation of Foreign Operations
Foreign currency assets and liabilities of the Company’s overseas business branches and offices are translated at the exchange rate as of the balance sheet date, and income and expenses are translated at the weighted-average rate of the reporting period. Gains or losses on translation are offset against each other, and the net amount is recognized as an overseas operations translation debit or credit in the capital adjustments account. Foreign-based operations translation credit or debit is treated as a gain or loss upon closing the foreign branch or office. Since the Japanese branch was closed, the foreign-based operations translation amounting to KRW29,538 million from the Japanese branch was reclassified as extraordinary income amounting to KRW3,387 million and gain on valuation of equity method investments amounting to KRW26,151 million.

Impairment of Assets
The Company recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the statement of income and is deducted from the book value of the impaired asset.

Capitalization of Financing Expenses
The Company has expensed as a financing expense the cost of manufacturing, acquisition, and construction of property, plant, and equipment that require more than one year from the initial date of manufacture, acquisition, and construction to the date of the estimated completion of the manufacture, acquisition and construction.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

3.	Cash and Cash Equivalents and Financial Instruments

Cash and cash equivalents, and short-term and long-term financial instruments as of September 30, 2004 and December 31, 2003 consist of the following:

	Annual interest
	rates (%) as of
(in millions of Korean won)	Sept. 30, 2004	2004	2003
Cash and cash equivalents
Cash on hand and in banks	0.50	1,055	2,273
Checking accounts	—	4,736	2,036
Money market deposit accounts	3.00 ~ 3.30	182,800	10,200
Time deposits in foreign currency	0.99 ~ 1.22	59,722	283,984

		248,313	298,493

Short-term financial instruments
Time deposits	3.42 ~ 4.80	140,400	250,500
Specified money in trust	3.70	2,121	2,121
Time deposits in foreign currency	—	—	2,463
Certificates of deposit	3.40 ~ 4.00	161,000	255,000
Commercial papers	4.12	28,795	3,000
Bond investment trust	4.30 ~ 4.80	230,000	—

		562,316	513,084

Long-term financial instruments
Guarantee deposits for opening accounts	—	45	45

		45	45

		810,674	811,622

The Company is required to provide collateral deposits amounting to KRW45 million to open checking accounts and, accordingly, the withdrawal of these deposits is restricted

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

4.	Accounts and Notes Receivable and Other Receivables

Accounts and notes receivable and other receivables and their allowance for doubtful accounts as of September 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean won)	2004	2003
Trade accounts and notes receivable	1,908,441	1,407,842
Less: Allowance for doubtful accounts	(19,084)	(14,001)
Present value discount	(105)	(560)

	1,889,252	1,393,281

Other accounts and notes receivable	83,137	86,428
Less: Allowance for doubtful accounts	(45,487)	(43,281)
Present value discount	(80)	(145)

	37,570	43,002

Long-term trade accounts and notes receivable	52,829	52,891
Less: Allowance for doubtful accounts	(618)	(98)
Present value discount	(12,992)	(15,366)

	39,219	37,427

Long-term loans	9,359	750
Less: Allowance for doubtful accounts	(4)	(8)

	9,355	742

Accounts stated at present value under rescheduled payment and long-term deferred payment terms are as follows:

			Present
		Face	value	Book	Maturity	Discount
(in millions of Korean Won)	Company	value	discount	value	(date)	rate (%)
Long-term trade accounts receivable	BNG Steel Co., Ltd.	51,300	11,417	39,883	November 2009	8.62
	"	8,956	1,680	7,276	December 2008	8.62
Less: Current portion		(7,679)	(105)	(7,574)

		52,577	12,992	39,585

The Company recorded discounts on accounts receivable using the Company’s weighted-average borrowing rate incurred as of the date nearest to the Company’s period-end.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

5.	Inventories

Inventories as of September 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean won)	2004	2003
Finished goods	224,082	149,598
Semi-finished goods	487,650	410,997
Raw materials	730,437	512,994
Materials-in-transit	553,534	483,558
Others	2,074	2,113
Less: Provision for valuation loss on inventories	(484)	—

	1,997,293	1,559,260

6.	Trading Securities

Trading securities as of September 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean won)	2004	2003
Beneficiary certificates	1,018,821	693,789
Monetary market fund	381,899	348,112
Mutual fund	142,711	174,082

	1,543,431	1,215,983

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

7.	Investment Securities

Investment securities as of September 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean won)	2004	2003
Available-for-sale securities	1,849,322	1,954,220
Held-to-maturity securities	42,280	11,207
Equity method investments	1,973,167	1,797,209

	3,864,769	3,762,636

Available-For-Sale Securities

Available-for-sale securities as of September 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean won)	2004	2003
Current portion of available-for-sale securities
Investments in bonds	40,560	—

	40,560	—

Available-for-sale securities
Marketable equity securities	1,552,408	1,643,889
Non-marketable equity securities	122,068	95,225
Investments in bonds	174,846	211,564
Equity investments	—	3,542

	1,849,322	1,954,220

	1,889,882	1,954,220

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Investments in marketable equity securities as of September 30, 2004 and December 31, 2003 are as follows:

	2004				2003
		Percentage
	Number of	of ownership	Acquisition
(in millions of Korean won)	shares	(%)	cost	Book value	Book value
Hanil Iron & Steel Co., Ltd.	206,798	10.14	2,412	2,378	2,337
HI Steel Co., Ltd.	123,052	9.95	1,608	1,366	1,053
Munbae Steel Co., Ltd.	1,849,380	9.02	3,588	2,062	1,840
Chohung Bank	—	—	—	—	529
Hana Bank	4,617,600	2.34	29,998	126,522	101,587
Korea Investment	588,000	0.76	588	109	185
SK Telecom Co.(*)	5,794,924	7.04	1,657,348	1,017,009	1,153,190
Samjung P&A Co., Ltd.	270,000	9.00	2,714	2,028	1,866
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.46	3,911	539	508
Nippon Steel Corporation	147,876,000	2.17	285,103	400,395	380,794

			1,987,270	1,552,408	1,643,889

(*)	1,696,428 SK Telecom Co. shares classified as available-for-sale securities have been pledged as collateral for exchangeable bonds (Note 12).

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Investments in non-marketable equity securities as of September 30, 2004 and December 31, 2003 are as follows:

	2004					2003
		Percentage
		of
	Number of	ownership	Acquisition	Net asset	Book	Book
(in millions of Korean won)	shares	(%)	cost	value(*)	value	value
Hankyung Shinmun Co., Ltd.	57,456	0.46	309	151	309	309
Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00	8,930	4,422	8,930	8,930
Kihyup Technology Banking Corp.	600,000	10.34	3,000	3,372	3,000	3,000
Powercomm	4,500,000	3.00	153,000	41,045	41,045	41,045
POSCO Terminal(**)	204,000	51.00	1,020	2,261	1,020	1,020
The Seoul Shimun Co., Ltd.(***)	1,614,000	19.40	17,317	7,333	9,551	9,551
The Siam United Steel	9,000,000	10.00	26,640	10,619	26,640	26,640
PT-POSNESIA Stainless Steel Industry (**)	29,610,000	70.00	9,474	2,537	2,537	2,536
Others			29,036	30,347	29,036	2,194

			248,726	102,087	122,068	95,225

(*)	The net asset value of the non-marketable equity securities is determined based on the financial statements which has not been reviewed or audited as of September 30, 2004. However, the net asset value of Hankyung Shinmun Co., Ltd. and Dae Kyeong Special Steel Co., Ltd. are based on their audited financial statements as of December 31, 2003. And the net asset value of POSCO Terminal is based on its reviewed financial statements as of September 30, 2004. In addition, Powercomm shares were based on the discounted cash flow method, and the difference between the acquisition cost and the discounted cash flow was accounted for as a capital adjustment. Except for Powercomm, shares without an objective market value were based on acquisition costs.

(**)	PT-POSNESIA, which is in the process of liquidation, and POSCO Terminal, which has total assets worth less than KRW7,000 million, were excluded from the equity method investments.

(***)	Korea Daily News changed its name to The Seoul Shinmun Co., Ltd. on January 1, 2004.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Investments in bonds as of September 30, 2004 and December 31, 2003 are as follows:

		2004		2003

(in millions of Korean won)	Period	Acquisition cost	Book value	Book value
Government bonds	less than 1 year	39,846	40,560	—
	1 ~ 5 years	170,323	174,846	211,440
	5 ~ 10 years	—	—	124

		210,169	215,406	211,564

Equity investments as of September 30, 2004 and December 31, 2003 are as follows:

	Percentage of	2004		2003
	Ownership
(in millions of Korean won)	(%)	Acquisition cost	Book value	Book value
Stock Market Stabilization Fund	—		—	3,542

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the capital adjustments account. The changes in such differences for the nine-month period ended September 30, 2004 and for the year ended December 31, 2003 are as follows:

	2004			2003
		Increase			Increase
	Beginning	(decrease)	Ending	Beginning	(decrease)	Ending
(in millions of Korean won)	balance	(*)	balance	balance	(*)	balance
Marketable equity securities:
Hanil Iron & Steel Co., Ltd.	(76)	41	(35)	(198)	122	(76)
HI Steel Co., Ltd.	(555)	313	(242)	(132)	(423)	(555)
Munbae Steel Co., Ltd.	(1,748)	222	(1,526)	(2,369)	621	(1,748)
Chohung Bank	(3,227)	3,227	—	(3,201)	(26)	(3,227)
Hana Bank	71,589	24,935	96,524	45,269	26,320	71,589
Korea Investment	(403)	(76)	(479)	(461)	58	(403)
SK Telecom Co.	(504,158)	(136,181)	(640,339)	(330,311)	(173,847)	(504,158)
Samjung P&A Co., Ltd.	(849)	162	(687)	(419)	(430)	(849)
Dong Yang Steel Pipe Co., Ltd.	(3,402)	31	(3,371)	(3,332)	(70)	(3,402)
Nippon Steel Corporation	95,691	19,602	115,293	(76,909)	172,600	95,691

	(347,138)	(87,724)	(434,862)	(372,063)	24,925	(347,138)
Non-marketable equity securities:
Powercomm	(111,956)	—	(111,956)	—	(111,956)	(111,956)
The Seoul Shinmun Co., Ltd.	—	2,072	2,072	—	—	—
Investments in Bonds	1,118	4,178	5,296	(2)	1,120	1,118
Stock Market Stabilization Fund (*)	1,179	(1,179)	—	—	1,179	1,179

	(456,797)	(82,653)	(539,450)	(372,065)	(84,732)	(456,797)

(*)	Realized loss net of realized gain from the disposal of available-for-sale securities amounted to KRW2,050 million for the nine-month period ended September 30, 2004.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Held-To-Maturity Securities Held-to-maturity securities as of September 30, 2004 and December 31, 2003 are as follows:

		2004			2003
(in U.S. Dollars and millions of Korean won)	Period	Acquisition cost		Book value	Book value
Current portion of held-to-maturity securities:
Government bonds	Less than 1 year		—	—	139,265
Small and medium industry finance debentures	”		—	—	49,668
Korea Development Bank	”		38,380	39,914	48,298
Bonds in foreign currency	”		—	—	11,352
Monetary stabilization bonds	”		39,882	39,947	—

			78,262	79,861	248,583

Held-to-maturity securities:
Government bonds	1 ~ 10 years		41,090	41,127	10,000
		US$	1,000,000	1,153	1,207

			41,090
Bonds in foreign currency	”	US$	1,000,000	42,280	11,207

			119,352
		US$	1,000,000	122,141	259,790

The Company provided government bonds, amounting to KRW31,127 million, to the Gyeongbuk municipal government as collateral for the recovery commitment of the Pohang No. 4 disposal site. Interest income accrued from investments in bonds and held-to-maturity securities amounted to KRW12,258 million and KRW10,050 million for the nine-month period ended September 30, 2004 and for the year ended December 31, 2003, respectively.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Equity Method Investments Equity method investments as of September 30, 2004 and December 31, 2003 are as follows:

	2004					2003
		Percentage of		Net
	Number of	ownership	Acquisition	asset value
(in millions of Korean won)	shares	(%)	cost	(*)	Book value	Book value
POSCO E&C	27,281,080	90.94	365,789	720,120	337,100	268,991
Posteel Co., Ltd.	17,155,000	95.31	113,393	261,901	254,809	244,789
POSCON Co., Ltd. (****)	3,098,610	88.04	49,822	71,584	23,972	23,393
Pohang Steel Co., Ltd.	4,000,000	66.67	96,151	183,953	172,209	165,114
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100	17,052	34,224	14,143	11,186
POSDATA Co., Ltd.	4,000,000	64.99	35,000	70,077	59,080	57,891
POSCO Research Institute	3,800,000	100	19,000	23,932	23,920	22,535
Seung Kwang Co., Ltd.	2,737,000	66.03	28,408	29,349	29,328	28,274
POS-AC Co., Ltd.	130,000	100	1,043	9,723	1,231	661
Changwon Specialty Steel Co., Ltd.	26,000,000	86.67	260,000	327,899	326,469	307,650
POSCO Machinery Co., Ltd.	1,000,000	100	10,000	27,108	15,783	13,377
POSTECH Venture Capital Co., Ltd.	5,700,000	95	28,500	33,434	33,509	31,836
eNtoB Corporation	560,000	17.5	2,800	2,679	2,534	2,467
POSCO Refractories & Environment (POSREC)	3,544,200	60	41,210	56,844	51,460	47,949
Pohang Steel America Corporation (POSAM)	306,855	99.43	251,643	149,720	131,255	151,447
POSCO Australia Pty. Ltd. (POSA)	761,775	100	37,352	44,657	51,300	53,638
POSCO Asia Co., Ltd. (POA)	9,360,000	100	7,425	16,295	15,592	13,154
POSCO International Osaka, Inc. (PIO) (***)	800	100	4,692	3,829	—	3,436
VSC-POSCO Steel Corporation (VPS) (**)	—	35	4,758	6,263	6,084	4,956
DALIAN POSCO-CFM Coil Center Co., Ltd. (**)	—	40	9,586	13,866	13,102	14,148

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

	2004					2003
		Percentage of	Net
	Number of	ownership	Acquisition	asset value
(in millions of Korean won)	shares	(%)	cost	(*)	Book value	Book value
POS-Tianjin Coil Center Co., Ltd. (**)	—	10	653	1,328	1,321	1,355
Zhangjiagang Pohang Stainless Steel Co., Ltd. (**)	—	82.48	156,819	202,392	185,054	188,353
SHUNDE Pohang Coated Steel Co., Ltd. (**)	—	93.8	23,165	30,616	28,505	28,855
POS-THAI Service Steel Co., Ltd.	477,288	11.67	1,625	934	935	931
POSCO Venezuela Compania Anonima (POSVEN) (***)	4,480	40	—	—	—	—
Myanmar-POSCO Co., Ltd.	13,440	70	2,192	4,773	4,878	5,250
KOBRASCO (***)	2,010,719,185	50	32,950	8,839	6,527	440
POSINVEST	2,000,000	100	22,910	37,172	37,179	36,575
POSCHROME	21,675	25	4,859	7,635	6,304	6,558
Shunde Xingpu Steel Center Co., Ltd. (**)	—	10.5	927	1,666	1,670	1,650
POS-HYUNDAI STEEL	2,345,558	10	1,057	709	696	628
POSVINA (**)	—	50	1,527	4,333	3,989	3,743
Posmmit Steel Centre SDN BHD (POS-MMIT)	4,200,000	30	2,308	3,262	3,125	2,569
PT POSMI Steel Indonesia	743	9.17	347	277	405	387
Qingdao Pohang Stainless Steel Co., Ltd. (**, ****)	—	70	49,733	48,356	47,707	33,704
POSCO (SUZHOU) Automotive Processing Center Co., Ltd. (**, ****)	—	90	21,267	20,266	20,259	19,319
POSCO-China Holding Corp. (**)	—	100	17,937	17,253	17,160	—
POSCO-Japan (*****)	88,038	100	45,866	45,123	44,573	—

			1,769,766	2,522,391	1,973,167	1,797,209

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

(*)	Due to the delay in the closing of September 30, 2004 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which has not been audited or reviewed as of September 30, 2004.

(**)	No shares have been issued in accordance with the local laws or regulations.

(***)	As of December 31, 2002, the Company discontinued using the equity method of accounting for investments in KOBRASCO. However, as of December 31, 2003, KOBRASO recovered its net asset value and as a result, the equity method was reapplied. Accordingly, unaccounted equity method valuation loss of KRW16,125 million for the year ended December 31, 2002, has been deducted from the retained earnings before appropriations as of December 31, 2003. In addition, the Company suspended applying the equity method for investments in POSVEN and PIO, investees with no book value.

(****)	In 2004, POSCON merged with Korea Signal Information Co., Ltd. and accordingly, with the issuance of stock, the percentage of equity ownership in POSCON decreased. The decrease in percentage of ownership in Qingdao Pohang Stainless Steel Co., Ltd. is due the non-participation in the paid-in-capital increase of Qingdao Pohang Stainless Steel Co., Ltd. The Company participated in the paid-in capital increase in POSCO (SUZHOU) Automotive Processing Center Co., Ltd. with POSCO China Holding Corp. and accordingly, the percentage of equity ownership in POSCO (SUZHOU) Automotive Processing Center Co., Ltd. decreased.

(*****)	In September 2004, the Company closed down the Japanese branch and incorporated POSCO-JAPAN by contributing building and a piece of land with a total book value of KRW44,808 million and additional cash amounting to KRW1,058 million.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

The details of equity method valuation are as follows:

		January 1, 2004 ~		July 1, 2004 ~
		June 30, 2004		September 30, 2004
		Valuation		Valuation		2004
	2004	gain or loss	Other	gain or loss	Other	3rd quarter
	Beginning	using equity	increase or	using equity	increase or	ending
(in millions of Korean won)	balance	method	decrease (*)	method	decrease (*)	balance
POSCO E&C	268,991	41,546	(16,697)	43,550	(290)	337,100
Posteel Co., Ltd.	244,789	(3,608)	(5,351)	16,869	2,110	254,809
POSCON Co., Ltd.	23,393	244	(811)	1,311	(165)	23,972
Pohang Steel Co., Ltd.	165,114	13,915	(4,000)	(2,819)	(1)	172,209
POSCO Machinery & Engineering Co., Ltd.	11,186	1,955	1	1,001	—	14,143
POSDATA Co., Ltd.	57,891	1,420	(1,988)	1,757	—	59,080
POSCO Research Institute	22,535	875	—	510	—	23,920
Seung Kwang Co., Ltd.	28,274	856	1	197	—	29,328
POS-AC Co., Ltd.	661	(125)	56	639	—	1,231
Changwon Specialty Steel Co., Ltd.	307,650	8,044	—	10,775	—	326,469
POSCO Machinery Co., Ltd.	13,377	878	—	1,528	—	15,783
POSTECH Venture Capital Co., Ltd.	31,836	1,478	620	(187)	(238)	33,509
eNtoB Corporation	2,467	(29)	(1)	97	—	2,534
POSCO Refractories & Environment (POSREC)	47,949	5,294	(1,447)	(336)	—	51,460
Pohang Steel America Corporation (POSAM)	151,447	(19,190)	(5,738)	5,395	(659)	131,255
POSCO Australia Pty. Ltd. (POSA)	53,638	4,592	(4,052)	1,233	(4,111)	51,300
POSCO Asia Co., Ltd. (POA)	13,154	1,627	(535)	1,418	(72)	15,592
POSCO International Osaka, Inc. (PIO)	3,436	3,838	(2,631)	(4,248)	(395)	—
VSC-POSCO Steel Corporation (VPS)	4,956	1,692	(656)	(326)	418	6,084
DALIAN POSCO-CFM Coil Center Co., Ltd.	14,148	(1,364)	(546)	925	(61)	13,102
POS-Tianjin Coil Center Co., Ltd.	1,355	22	(51)	1	(6)	1,321

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

		January 1, 2004 ~		July 1, 2004 ~
		June 30, 2004		September 30, 2004
		Valuation		Valuation		2004
	2004	gain or loss	Other	gain or loss	Other	3rd quarter
	Beginning	using equity	increase or	using equity	increase or	ending
(in millions of Korean won)	balance	method	decrease (*)	method	decrease (*)	balance
Zhangjiagang Pohang Stainless Steel Co., Ltd.	188,353	(15,516)	(5,911)	18,965	(837)	185,054
SHUNDE Pohang Coated Steel Co., Ltd.	28,855	369	(1,120)	525	(124)	28,505
POS-THAI Service Steel Co., Ltd.	931	75	(66)	11	(16)	935
Myanmar-POSCO Co., Ltd.	5,250	(72)	(194)	(88)	(18)	4,878
KOBRASCO	440	889	(738)	5,588	348	6,527
POSINVEST	36,575	1,693	(1,412)	472	(149)	37,179
POSCHROME	6,558	229	210	195	(888)	6,304
Shunde Xingpu Steel Center Co., Ltd.	1,650	62	(63)	28	(7)	1,670
POS-HYUNDAI STEEL	628	122	(35)	48	(67)	696
POSVINA	3,743	837	(401)	(193)	3	3,989
Posmmit Steel Centre SDN BHD (POS-MMIT)	2,569	338	(101)	335	(16)	3,125
PT POSMI Steel Indonesia (POSMI)	387	19	(9)	9	(1)	405
Qingdao Pohang Stainless Steel Co., Ltd.	33,704	(119)	14,847	(529)	(196)	47,707
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	19,319	(725)	1,632	116	(83)	20,259
POSCO—China Holding Corp.	—	19	17,286	(76)	(69)	17,160
POSCO—Japan	—	—	—	(949)	45,522	44,573

	1,797,209	52,180	(19,901)	103,747	39,932	1,973,167

(*)	Other increase or decrease represents the fluctuations of investment securities due to acquisitions (disposals) in the current period, dividends received, valuation gain or loss on investment securities, and changes in retained earnings.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

		January 1, 2003 ~		July 1, 2003 ~		October 1, 2003 ~
		June 30, 2003		September 30, 2003		December 31, 2003
		Valuation		Valuation		Valuation
	2003	gain or loss	Other	gain or loss	Other	gain or loss	Other	2003
	Beginning	using equity	increase or	using equity	increase or	using equity	increase or	ending
(in millions of Korean Won)	balance	method	decrease (*)	method	decrease (*)	method	decrease (*)	balance
POSCO E&C	217,599	(377)	13,247	33,239	(2,752)	36,113	(28,078)	268,991
Posteel Co., Ltd.	267,792	(852)	6,075	(1,501)	(2,360)	4,952	(29,317)	244,789
POSCON Co., Ltd.	24,643	849	677	(1,324)	—	(1,451)	(1)	23,393
Pohang Steel Co., Ltd.	162,938	8,232	(6,659)	(904)	—	1,506	1	165,114
POSCO Machinery & Engineering Co., Ltd.	10,810	553	—	446	—	(623)	—	11,186
POSDATA Co., Ltd.	62,500	(5,870)	4	(110)	(2)	1,369	—	57,891
POSCO Research Institute	22,228	299	—	5	—	(70)	73	22,535
Seung Kwang Co., Ltd.	26,610	1,001	—	282	—	381	—	28,274
POS-AC Co., Ltd.	1,468	(719)	—	(131)	—	43	—	661
Changwon Specialty Steel Co., Ltd.	304,070	2,141	3,015	278	—	(1,855)	1	307,650
POSCO Machinery Co., Ltd.	13,609	411	—	561	—	(1,203)	(1)	13,377
POSCO Refractories & Environment (POSREC)	42,689	3,482	(1,665)	3,213	—	(122)	352	47,949
POSTECH Venture Capital Co., Ltd.	32,690	399	(324)	148	(155)	(1,176)	254	31,836
The Seoul Shinmun Co., Ltd.	13,023	(2,075)	1,544	(799)	(663)	—	(11,030)	—

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

		January 1, 2003 ~		July 1, 2003 ~		October 1, 2003 ~
		June 30, 2003		September 30, 2003		December 31, 2003
		Valuation		Valuation		Valuation
	2003	gain or loss	Other	gain or loss	Other	gain or loss	Other	2003
	Beginning	using equity	increase or	using equity	increase or	using equity	increase or	ending
(in millions of Korean Won)	balance	method	decrease (*)	method	decrease (*)	method	decrease (*)	balance
eNtoB Corporation	1,879	466	—	17	—	105	—	2,467
Pohang Steel America Corporation (POSAM)	159,598	(15,391)	(12,931)	(4,515)	24,723	(4,578)	4,541	151,447
POSCO Australia Pty. Ltd. (POSA)	48,517	(2,587)	5,081	(920)	(1,072)	(2,682)	7,301	53,638
POSCO Asia Co., Ltd. (POA)	8,890	3,248	(103)	530	(444)	498	535	13,154
POSCO International Osaka, Inc. (PIO)	—	—	—	—	—	(6,618)	10,054	3,436
VSC-POSCO Steel Corporation (VPS)	5,850	515	(4)	(284)	(1,461)	204	136	4,956
DALIAN POSCO-CFM Coil Center Co., Ltd.	19,206	(249)	(1,739)	(2,268)	(551)	(856)	605	14,148
POS-Tianjin Coil Center Co., Ltd.	1,212	143	(11)	(12)	(46)	15	54	1,355
Zhangjiagang Pohang Stainless Steel Co., Ltd.	146,393	7,156	(945)	(5,885)	(5,529)	4,669	42,494	188,353
SHUNDE Pohang Coated Steel Co., Ltd.	30,955	203	(311)	(2,099)	(1,053)	(10)	1,170	28,855
POS-THAI Service Steel Co., Ltd.	740	(22)	17	49	10	92	45	931
Myanmar-POSCO Co., Ltd.	4,633	653	49	(186)	(176)	73	204	5,250
POSINVEST	34,295	1,274	(203)	512	(1,276)	532	1,441	36,575
KOBRASCO	—	—	—	—	—	21,304	(20,864)	440

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

		January 1, 2003 ~		July 1, 2003 ~		October 1, 2003 ~
		June 30, 2003		September 30, 2003		December 31, 2003
		Valuation		Valuation		Valuation
	2003	gain or loss	Other	gain or loss	Other	gain or loss	Other	2003
	Beginning	using equity	increase or	using equity	increase or	using equity	increase or	ending
(in millions of Korean won)	balance	method	decrease (*)	method	decrease (*)	method	decrease (*)	balance
POSCHROME	3,833	619	1,387	(164)	42	154	687	6,558
Shunde Xingpu Steel Center Co., Ltd.	1,584	96	(10)	(32)	(58)	4	66	1,650
POS-HYUNDAI STEEL	482	60	7	41	(14)	24	28	628
Posmmit Steel Centre SDN BHD (POS-MMIT)	2,308	(1,896)	(15)	231	(87)	1,929	99	2,569
POSVINA	—	1,509	1,912	172	(149)	189	110	3,743
PT POSMI Steel Indonesia (POSMI)	347	22	(1)	26	(8)	(8)	9	387
Qingdao Pohang Stainless Steel Co., Ltd.	8,859	—	3,706	—	2,770	—	18,369	33,704
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	—	—	—	—	6,901	—	12,418	19,319

	1,682,250	3,293	11,800	18,616	16,590	52,904	11,756	1,797,209

(*)	Other increase or decrease represents the fluctuations of investment securities due to acquisitions (disposals) in 2003, dividends received, valuation gain or loss on investment securities, and changes in retained earnings.

See Report of Independent Accountants

32

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Details of differences between the initial purchase price and the Company’s initial proportionate ownership of the book value of the investee are as follows:

		January 1, 2004 ~ June 30, 2004		July 1, 2004 ~ September 30, 2004		2004
	2004					3rd quarter
	Beginning	Increase or	Amortization	Increase or	Amortization	ending
(in millions of Korean won)	balance	decrease (*)	(recovery)	decrease (*)	(recovery)	balance
POSCO Refractories & Environment (POSREC)	(1,640)	—	(317)	—	(157)	(1,166)
Pohang Steel America Corporation (POSAM)	720	—	79	—	39	602
SHUNDE Pohang Coated Steel Co., Ltd. (**)	(105)	—	(14)	—	(7)	(84)
Posmmit Steel Centre SDN BHD (POS-MMIT)	79	—	10	—	5	64
PT POSMI Steel Indonesia (POSMI)	157	—	20	—	9	128

	(789)	—	(222)	—	(111)	(456)

(*)	Increase or decrease represents additional acquisitions of investment securities.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2004
(Unaudited)

		January 1, 2003 ~ June 30, 2003		July 1, 2003 ~ September 30, 2003		October 1, 2003 ~ December 31, 2003
	2003							2003
	Beginning	Increase or	Amortization	Increase or	Amortization	Increase or	Amortization	ending
(in millions of Korean won)	balance	decrease (*)	(recovery)	decrease (*)	(recovery)	decrease (*)	(recovery)	balance
Changwon Specialty Steel Co., Ltd.	(2,603)	2,603	—	—	—	—	—	—
POSCO
Refractories & Environment (POSREC)	(2,879)	256	(316)	—	(158)	350	(159)	(1,640)
Pohang Steel
America Corporation (POSAM)	150	(3)	16	610	8	26	39	720
SHUNDE
Pohang Coated Steel Co., Ltd.	253	(382)	(11)	—	(7)	—	(6)	(105)
Posmmit Steel
Centre SDN BHD (POS-MMIT)	83	16	10	—	5	—	5	79
PT POSMI
Steel Indonesia (POSMI)	241	(44)	20	—	10	—	10	157

	(4,755)	2,446	(281)	610	(142)	376	(111)	(789)

(*)	Increase or decrease represents additional acquisitions of investment securities.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Details on the elimination of unrealized profit from inter-company transactions for the nine-month periods ended September 30, 2004 and 2003 are as follows:

	January 1, 2004 ~ September 30, 2004			January 1, 2003 ~ September 30, 2003
		Tangible and			Tangible and
(in millions of Korean won)	Inventories	intangible assets	Total	Inventories	intangible assets	Total
POSCO E&C	(1)	5,045	5,044	—	(11,218)	(11,218)
Posteel Co., Ltd.	(3,970)	17	(3,953)	(7,955)	(2)	(7,957)
POSCON Co., Ltd.	(110)	48	(62)	(1)	(2,618)	(2,619)
Pohang Coated Steel Co., Ltd.	(9,383)	(22)	(9,405)	(306)	—	(306)
POSCO Machinery & Engineering Co., Ltd.	(39)	521	482	(5)	(469)	(474)
POSDATA Co., Ltd.	(9)	(944)	(953)	—	(1,725)	(1,725)
POS-AC Co., Ltd.	—	(1,824)	(1,824)	—	(592)	(592)
Changwon Specialty Steel Co., Ltd	(1,164)	—	(1,164)	142	—	142
POSCO Machinery Co., Ltd.	(4)	(1,297)	(1,301)	—	(1,961)	(1,961)
POSCO Refractories & Environment (POSREC)	(298)	(1,020)	(1,318)	5	(411)	(406)
eNtoB Corporation	(116)	(7)	(123)	(50)	(8)	(58)
Pohang Steel America Corporation (POSAM)	(12,384)	—	(12,384)	(5,208)	—	(5,208)
POSCO Australia Pty. Ltd. (POSA)	(675)	—	(675)	428	—	428
POSCO Asia Co., Ltd. (POA)	(271)	—	(271)	(394)	—	(394)
POSCO International Osaka, Inc.	(2,959)	—	(2,959)	—	—	—
VSC-POSCO Steel Corporation (VPS)	—	47	47	—	51	51
DALIAN POSCO-CFM Coil Center Co., Ltd.	(96)	—	(96)	(460)	—	(460)
Zhangjiagang Pohang Stainless Steel Co., Ltd.	(9,614)	13	(9,601)	(9,542)	13	(9,529)
Shunde Xingpu Steel Center Co., Ltd.	(1,027)	—	(1,027)	(570)	—	(570)
POS-THAI STEEL SERVICE	—	—	—	(53)	—	(53)
KOBRASCO	(1,382)	—	(1,382)	—	—	—
POSCHROME	(1,016)	—	(1,016)	60	—	60
Posmmit Steel Centre SDN BHD (POS-MMIT)	(201)	—	(201)	(1,907)	—	(1,907)
SHUNDE Pohang Coated Steel Co., Ltd.	(18)	—	(18)	—	—	—
POSVINA	(356)	—	(356)	(302)	—	(302)
POS-Qingdao Coil Center Co., Ltd.	—	(648)	(648)	—	—	—
POSCO-China Holding Corp.	—	(93)	(93)	—	—	—

	(45,093)	(164)	(45,257)	(26,118)	(18,940)	(45,058)

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

	July 1, 2004 ~ September 30, 2004			July 1, 2003 ~ September 30, 2003
		Tangible and			Tangible and
(in millions of Korean won)	Inventories	intangible assets	Total	Inventories	intangible assets	Total
POSCO E&C	(1)	(2,301)	(2,302)	86	8,658	8,744
Posteel Co., Ltd.	2,921	6	2,927	(2,492)	3	(2,489)
POSCON Co., Ltd.	(28)	(503)	(531)	(1)	(1,822)	(1,823)
Pohang Coated Steel Co., Ltd.	(6,647)	411	(6,236)	(554)	—	(554)
POSCO Machinery & Engineering Co., Ltd.	(2)	(83)	(85)	2	(295)	(293)
POSDATA Co., Ltd.	(2)	24	22	—	(71)	(71)
POS-AC Co., Ltd.	—	(811)	(811)	—	(42)	(42)
Changwon Specialty Steel Co., Ltd.	(346)	10	(336)	(2)	106	104
POSCO Machinery Co., Ltd.	18	(365)	(347)	—	(487)	(487)
POSCO Refractories & Environment (POSREC)	(969)	(945)	(1,914)	—	(56)	(56)
eNtoB Corporation	(26)	(5)	(31)	(8)	(3)	(11)
Pohang Steel America Corporation (POSAM)	(154)	—	(154)	2,690	—	2,690
POSCO Australia Pty. Ltd. (POSA)	(502)	—	(502)	43	—	43
POSCO Asia Co., Ltd. (POA)	(85)	—	(85)	(184)	—	(184)
POSCO International Osaka, Inc.	(2,364)	—	(2,364)	—	—	—
VSC-POSCO Steel Corporation (VPS)	—	16	16	—	17	17
DALIAN POSCO-CFM Coil Center Co., Ltd.	540	—	540	(376)	—	(376)
Zhangjiagang Pohang Stainless Steel Co., Ltd.	14,153	4	14,157	(4,900)	4	(4,896)
Shunde Xingpu Steel Center Co., Ltd.	(288)	—	(288)	(382)	—	(382)
POS-THAI STEEL SERVICE	—	—	—	4	—	4
KOBRASCO	(611)	—	(611)	—	—	—
POSCHROME	(125)	—	(125)	55	—	55
Posmmit Steel Centre SDN BHD (POS-MMIT)	(66)	—	(66)	152	—	152
POSVINA	(338)	—	(338)	67	—	67
SHUNDE Pohang Coated Steel Co., Ltd.	(18)	—	(18)	—	—	—
POS-Qingdao Coil Center Co., Ltd.	—	(529)	(529)	—	—	—
POSCO-China Holding Corp.	—	(76)	(76)	—	—	—

	5,060	(5,147)	(87)	(5,800)	6,012	212

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2004
(Unaudited)

Valuation gains and losses on investments recorded as capital adjustments for the nine-month period ended September 30, 2004 and for the year ended December 31, 2003 are as follows:

(in millions of Korean won)	2004	2003
Gain on valuation of investments using equity method	180,419	173,099
Loss on valuation of investments using equity method	(27,214)	(17,435)

	153,205	155,664

8.	Property, Plant and Equipment

Property, plant and equipment as of September 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean won)	2004	2003
Buildings and structures	4,501,081	4,478,270
Machinery and equipment	18,659,565	18,441,568
Tools	107,613	101,032
Vehicles	149,229	142,623
Furniture and fixtures	130,219	125,727

	23,547,707	23,289,220
Less: Accumulated depreciation	(17,301,803)	(16,439,024)

	6,245,904	6,850,196
Construction-in-progress	1,828,584	1,067,017
Less: Accumulated impairment loss	(83,617)	(83,617)

	1,744,967	983,400
Land	780,936	871,596

	8,771,807	8,705,192

The value of the land, based on the posted price issued by the Korean tax authority, amounted to KRW2,533,686 million and KRW2,450,978 million as of September 30, 2004 and December 31, 2003, respectively.

As of September 30, 2004 and December 31, 2003, property, plant and equipment are insured against fire and other casualty losses up to KRW2,990,037 million and KRW3,101,550 million, respectively. In addition, the Company carries general insurance for vehicles and disaster insurance for its employees.

In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant and equipment by KRW3,819 billion as of December 31, 1989. The remaining revaluation increments amounting to KRW3,173 billion, net of revaluation tax, were credited to revaluation surplus, a component of shareholders’ equity

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2004
(Unaudited)

Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. By a resolution of the Board of Directors in May 1998, the construction on the Minimill has been temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operation committee’s decision in April 2002 to cease the construction on the No. 2 Minimill, and instead use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. Previously recognized impairment losses on the buildings and machinery in Gwangyang No. 2 Minimill amounted to KRW4,795 million and KRW235,219 million, respectively, as of December 31, 2002. In June 2003, due to a continuing unfavorable market condition, the Company amended its plan and concluded that only a portion of buildings of the No. 2 Minimill will be used for the TWB project. In addition, with the approval of Board of Directors, the Company is negotiating the terms of sales agreement and the selling price for the machinery of the No. 2 Minimill with a third party as of September 30, 2004. Accordingly, the Company recognized an additional impairment loss on the area of the buildings, which would not be used for the TWB project, and machinery based on the net realizable value and estimated selling price, respectively. For the year ended December 31, 2003, the Company recognized an impairment loss on the buildings and machinery amounting to KRW78,822 million and KRW71,928 million, respectively. Accumulated impairment losses on the buildings and machinery as of September 30, 2004 amounted to KRW83,617 million and KRW307,147 million, respectively. As of December 31, 2003, the Company has reclassified related machinery held to be disposed in the future as other investment assets. Due to the decrease of fair value, the Company recognized impairment losses on the building and land in the Japanese branch for the nine-month period ended September 30, 2004 amounting to KRW50,680 million and KRW11,875 million, respectively.

The changes in the carrying value of property, plant and equipment for the nine-month period ended September 30, 2004 and three-month period ended September 30, 2004 is as follows:

							As of
	As of			Impairment		Depreciation	September 30,
(in millions of Korean won)	January 1, 2004	Acquisition	Disposal	loss	Others (*)	(**)	2004
Land	871,596	—	35,400	50,680	(4,580)	—	780,936
Building	1,868,025	28,355	20,902	11,875	2,860	96,483	1,769,980
Structures	916,004	37,177	3,201	—	(80)	55,407	894,493
Machinery & Equipment	3,979,878	363,693	7,001	—	(4,260)	838,666	3,493,644
Vehicles	27,543	9,678	215	—	16	6,736	30,286
Tools	24,417	8,279	70	—	—	8,125	24,501
Furniture & Fixtures	34,329	7,610	274	—	(110)	8,555	33,000
Construction-in-Progress	983,400	1,217,933	—	—	(456,366)	—	1,744,967

Total	8,705,192	1,672,725	67,063	62,555	(462,520)	1,013,972	8,771,807

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2004
(Unaudited)

							As of
	As of						September 30,
(in millions of Korean won)	July 1, 2004	Acquisition	Disposal	Impairment loss	Others (*)	Depreciation (**)	2004
Land	863,907	—	32,044	50,680	(247)	—	780,936
Building	1,817,757	9,234	12,830	11,875	(200)	32,106	1,769,980
Structures	891,838	22,271	812	—	(47)	18,757	894,493
Machinery & Equipment	3,612,327	149,008	1,823	—	—	265,868	3,493,644
Vehicles	24,334	8,292	—	—	31	2,371	30,286
Tools	24,308	2,989	1	—	—	2,795	24,501
Furniture & Fixtures	32,689	2,879	68	—	(33)	2,467	33,000
Construction in-Progress	1,425,632	514,831	—	—	(195,496)	—	1,744,967

Total	8,692,792	709,504	47,578	62,555	(195,992)	324,364	8,771,807

(*)	Includes foreign currency translation adjustments and transfers of an asset.

(**)	Includes depreciation expenses on assets not in use.

The Company’s expenditures in relation to construction-in-progress amounted to KRW1,217,933 million and KRW514,831 million for the nine-month period ended September 30, 2004 and three-month period ended September 30, 2004, respectively.

As of September 30, 2004 and December 31, 2003, fully depreciated property, plant and equipment still in use amounted to KRW45 million and KRW47 million, respectively.

As of September 30, 2004 and December 31, 2003, the book values of property, plant and equipment, of which operations have been temporary suspended, amounted to KRW2,155 million and KRW2,666 million, respectively.

9.	Intangible Assets

The changes in the carrying value of intangible assets, net of accumulated amortization, for the nine-month period ended September 30, 2004 and three-month period ended September 30, 2004 are as follows:

					As of
	As of January 1,				September 30,
(in millions of Korean won)	2004	Acquisition	Disposal	Amortization	2004
Intellectual property rights	495	—	—	94	401
Land usage rights	3	—	—	—	3
Port facilities usage rights	129,698	349	—	11,863	118,184
Other intangible assets	220,178	56,502	86	50,946	225,648

Total	350,374	56,851	86	62,903	344,236

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2004
(Unaudited)

					As of
	As of June 30,				September 30,
(in millions of Korean won)	2004	Acquisition	Disposal	Amortization	2004
Intellectual property rights	432	—	—	31	401
Land usage rights	3	—	—	—	3
Port facilities usage rights	121,560	349	—	3,725	118,184
Other intangible assets	225,328	17,189	—	16,869	225,648

Total	347,323	17,538	—	20,625	344,236

The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.

Research and development costs for the three-month periods ended September 30, 2004 and 2003 and nine-month periods ended September 30, 2004 and 2003 are as follows:

	For the three-month		For the nine-month
	periods ended		periods ended
	September 30		September 30
(in millions of Korean won)	2004	2003	2004	2003
Ordinary research cost	2,045	1,714	4,740	4,725
Development cost	63,068	63,780	204,157	162,872

	65,113	65,494	208,897	167,597

10.	Other Assets

Other assets as of September 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean won)	2004	2003
Other current assets
Short-term loans	7,300	2,667
Accrued income	8,453	48,913
Prepaid expenses	12,778	2,580
Others	5,431	5,522
Less: Allowance for doubtful accounts	(2,676)	(3,525)

	31,286	56,157

Other long-term assets
Guarantee deposits (Note 26)	1,180	1,418
Other investment assets (Notes 15 and 20)	212,250	393,939
Less: Allowance for doubtful accounts	(84)	(173,016)

	213,346	222,341

	244,632	278,498

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2004
(Unaudited)

11.	Current Portion of Long-Term Debt

Current portion of long-term debt as of September 30, 2004 and December 31, 2003 are as follows:

	Annual interest
(in millions of Korean won)	rate (%)	2004	2003
Foreign currency borrowings, in Won equivalent	4.60 ~ 4.90	7,689	14,644
Loans from foreign financial institutions	LIBOR + 0.80, 2.00	10,495	202,959
Debentures	6.00 ~ 7.38	737,099	708,285

		755,283	925,888
Less: Discount on debentures issued		(1,303)	(1,233)

		753,980	924,655

12.	Long-Term Debt

Long-term debt as of September 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean won)	2004	2003
Foreign currency borrowings, in won equivalents (Note 26)	16,618	25,392
Loans from foreign financial Institutions (Note 26)	67,914	273,897
Debentures (Note 26)	2,479,265	3,281,156

	2,563,797	3,580,445
Less: Current portion	(755,283)	(925,888)
Discount on debentures issued	(7,594)	(13,774)

	1,800,920	2,640,783

Long-term foreign currency borrowings as of September 30, 2004 and December 31, 2003 are as follows:

	Annual interest
(in millions of Korean won)	rate (%)	2004	2003
MIZUHO	4.90	5,705	12,494
Development Bank of Japan	4.60	10,913	12,898

		16,618	25,392
Less: Current portion		(7,689)	(14,644)

		8,929	10,748

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2004
(Unaudited)

Loans from foreign financial institutions as of September 30, 2004 and December 31, 2003 are as follows:

	Annual interest
(in millions of Korean won)	rate (%)	2004	2003
Natexis Banques Populaires	2.00	10,350	28,622
Sumitomo Mitsui	LIBOR + 0.80	57,564	65,605
Citi Corp.	—	—	179,670

		67,914	273,897
Less: Current portion		(10,495)	(202,959)

		57,419	70,938

Certain loans from foreign financial institutions are covered by guarantees provided by Korea Development Bank amounting to KRW10,553 million as of September 30, 2004.

Debentures outstanding as of September 30, 2004 and December 31, 2003 are as follows:

	Annual interest
(in millions of Korean won)	rate (%)	2004	2003
Domestic debentures	6.00 ~ 8.00	1,100,000	1,600,000
Yankee Bonds	7.13 ~ 7.38	535,742	767,316
Samurai Bonds	1.84	310,035	335,880
Exchangeable bonds (*)	—	533,488	577,960

		2,479,265	3,281,156
Less: Current portion		(737,099)	(708,285)
Discount on debentures issued		(7,594)	(13,774)

		1,734,572	2,559,097

(*)	The Company issued exchangeable bonds on August 20, 2003. It is exchangeable with SK Telecom Co. ADSs (American Depository Shares).

As of September 30, 2004, 1,696,428 shares of SK Telecom Co. act as collateral pursuant to exchangeable bonds

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Details of exchangeable bonds as of September 30, 2004 are as follows:

Issuance date:	August 20, 2003
Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuance price:	JPY 51,880,110,000
Exchangeable price:	JPY 3,398/ADS
Exercise period Call:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Put:	Exactly three years following the payment date

On August 20, 2003, the Company disposed 1,696,428 shares of SK Telecom Co. to Zeus (Cayman), an tax-exempted company formed with a limited liability under the laws of the Cayman Islands (the “Issuer”). Zeus (Cayman), then issued “Zero Coupon Guaranteed Exchangeable Notes” amounting to JPY51,622,000,000 due in 2008 which are fully and unconditionally guaranteed by the Company. The notes do not bear interest and are exchangeable, at the option of the holders, with SK Telecom Co. ADSs. In accordance with the Korean generally accepted accounting principles and considering the substance of the transaction, the Company has accounted for the above transaction as a borrowing transaction.

Maturities of long-term debt outstanding as of September 30, 2004 are as follows:

			Loans from foreign
		Foreign currency	financial
(in millions of Korean won)	Debentures	borrowings	institutions	Total
October 2005 ~ September 2006	910,035	1,984	10,495	922,514
October 2006 ~ September 2007	298,643	1,984	10,495	311,122
October 2007 ~ September 2008	533,488	1,984	10,495	545,967
October 2008 ~ September 2009	—	1,984	10,495	12,479
Thereafter	—	993	15,439	16,432

Total	1,742,166	8,929	57,419	1,808,514

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

13.	Accrued Severance Benefits

Details of accrued severance benefits for the nine-month period ended September 30, 2004 are as follows:

	Accrued severance	National Pension	Group severance
(in millions of Korean won)	benefits	Fund	insurance deposits
Beginning balance	292,577	116	171,351
Increase	93,681	—	35,782
Decrease	12,578	15	3,493

Ending Balance	373,680	101	203,640

As of September 30, 2004, the Company has funded approximately 54% of the total accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.

14.	Other Liabilities

Other liabilities as of September 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean won)	2004	2003
Other current liabilities
Advances received	21,068	36,386
Unearned revenue	1,291	2,046
Others	24,897	44,495

	47,256	82,927
Other long-term liabilities
Others (Note 19)	53,307	43,837

	100,563	126,764

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

15.	Commitments and Contingencies

As of September 30, 2004, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

(in U.S. Dollars, Japanese Yen and millions of Korean won)	Guarantees provided		Won equivalent		Financial institution
Related company
VPS	US$	804,146		923	Credit Lyonnais
POS-HYUNDAI		21,739		25	Infrastructure Leasing and Financial Services Limited
POSINVEST		132,000,000		151,523	Industrial and Commercial Bank of China and others
Zhangjiagang Pohang Stainless Steel Co., Ltd.		6,660,000		7,645	Bank of China
POSMI		1,800,000		2,066	Korea Exchange Bank

	US$	141,285,885		162,182

Others
Dae Kyeong Special Steel Co., Ltd.	KRW	3,670		3,670
	US$	2,760,800		3,169	Korea Development Bank
DC Chemical Co., Ltd.	KRW	1,921		1,921	LG-Caltex Gas
The Siam United Steel	US$	9,000,000		10,331	J-BIC
Zeus	JPY	51,622,000,000		533,488	Related creditors

	KRW	5,591
	US$	11,760,800
	JPY	51,622,000,000	KRW	552,579

	KRW	5,591
	US$	153,046,685
	JPY	51,622,000,000	KRW	714,761

As of December 31, 2003, the Company has outstanding payment guarantees for related companies and others amounting to KRW176,800 million and KRW600,069 million, respectively.

As of September 30, 2004, the Company has a blank promissory note and others with the Korea Development Bank, as collateral for loans from foreign financial institutions.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of three to ten years and provide for periodic price adjustments to market price. As of September 30, 2004, 146 million tons of iron ore and 122 million tons of coal remained to be purchased under such long-term contracts.

The Company has a bank overdraft agreement with Woori Bank and others amounting to KRW200,000 million as of September 30, 2004.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

In order to meet its Liquefied Natural Gas (LNG) needs, the Company entered into an agreement with Tangguh LNG in Indonesia on August 14, 2003. As a result, commencing from 2005, 550,000 tons will be purchased annually for a period of 20 years.

The Company has guaranteed usage of the bulk carriers of Keo Yang Shipping Co., Ltd. in order to ensure the transportation of raw materials through 2010.

As of September 30, 2004, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Co., Ltd. The Company’s rent expenses, with respect to the above lease agreements, amounted to KRW5,520 million for the nine-month period ended September 30, 2004 and KRW1,920 million for the three-month period ended September 30, 2004, respectively. Future lease payments under the above lease agreements are as follows:

(in millions of Korean won)
October 1, 2004 ~ December 31, 2003	1,867
2005	6,483
2006	3,003
2007	701

12,054

The Company paid US$106,400,000 on behalf of POSVEN on June 21, 2001, an affiliate which is 40% owned by the Company. This payment represented 40% of the total long-term debt of POSVEN guaranteed by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. Both companies agreed that each would pay half of the amount. The Company, therefore, made a payment of US$26,600,000.

In addition, pursuant to a resolution during the general meeting of shareholders on December 23, 2002, the liquidation of POSVEN was approved. Accordingly, the payment amounting to KRW172,996 million made on behalf of POSVEN and recorded as other investment assets, was fully provided with an allowance for doubtful accounts as of December 31, 2003. The Company then suspended applying the equity method for POSVEN due to its negative book value. Subsequently, the company received liquidation dividends from POSVEN, which is now under going liquidation process, amounting to KRW66 billion on July 14, 2004 (Note 7).

As of September 30, 2004, the Company is a defendant in eight cases involving domestic claims. And although the outcome of these cases is uncertain, the management believes it will not result in any material loss to the Company.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

16.	Capital Surplus

Capital surplus as of September 30, 2004 and December 31, 2003 consists of the following:

(in millions of Korean won)	2004	2003
Revaluation surplus (Note 8)	3,172,776	3,172,776
Additional paid-in capital	463,825	463,825
Other capital surplus (*)	133,570	70,986

	3,770,171	3,707,587

(*)	Other capital surplus consists of gain on sale of treasury stock and others.

17.	Retained Earnings

Retained earnings as of September 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean won)	2004	2003
Appropriated
Legal reserve	241,202	241,202
Reserve for research and human resource development	880,000	746,667
Reserve for business rationalization	918,300	918,300
Reserve for business expansion	7,157,500	6,119,500
Appropriated retained earnings for dividends	184,398	144,044

	9,381,400	8,169,713
Unappropriated	2,607,940	1,697,724

	11,989,340	9,867,437

Legal Reserve
The Commercial Code of the Republic Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Other Legal Reserve
Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss, and research and human resource development. These reserves are not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

Interim Dividend The Company declared interim dividends which were approved by the Board of Directors on July 23, 2004. Details of interim dividends in 2004 and 2003 are as follows:

(in millions of Korean won)	2004		2003
	Dividend	Dividend	Dividend	Dividend
	ratio (%)	amount	ratio (%)	amount
Common shares	30	121,062	20	81,649

18.	Capital Adjustments

Capital adjustments as of September 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean won)	2004	2003
Treasury stock	(940,101)	(838,169)
Valuation gain on investment securities (Note 7)	(386,245)	(301,133)
Valuation gain on derivatives	—	4,153
Foreign-based operations translation adjustment	—	35,719

	(1,326,346)	(1,099,430)

As of September 30, 2004, the Company holds 7,310,729 and 912,010 shares of its own common stock amounting to KRW838,987 million and specified money in trust amounting to KRW101,114 million, respectively.

The Company restricts the voting rights of treasury stock in accordance with the Korean Commercial Code. In addition, the Company sold 1,557,211 shares of its treasury stock to the association of employee stock ownership on July 26, 2004, which was approved by the Board of Directors on July 23, 2004, and the difference between the fair value and the proceeds from the sale was recognized as welfare expenses.

Certain translation gains, which are included in the capital adjustments resulting from foreign-based transactions such as coming from the Japanese branch and as discussed in Note 2 to the non-consolidated financial statements, amounted to KRW35,719 million as of December 31, 2003. The Japanese branch has been closed down. Therefore, the current remaining foreign-based operations translation after deducting the contributions amounting to KRW26,151 million was reclassified as an extraordinary income amounting to KRW3,387 million.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

19.	Stock Appreciation Rights

The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant
Before the modifications (*):

Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares

Exercise price	KRW98,400	KRW135,800	KRW115,600	KRW102,900	KRW151,700
	per share	per share	per share	per share	per share

After the modifications (*):
Grant date	July 23, 2001	April 27, 2002	Sept. 18, 2002	April 26, 2003	July 23, 2004

Exercise price	KRW98,900 per share	KRW136,400 per share	KRW116,100 per share	KRW102,900 per share	KRW151,700 per share

Number of shares	399,849 shares	57,036 shares	20,913 shares	138,670 shares	218,600 shares

Exercise period	July 24, 2003~	April 28, 2004~	Sept. 19, 2004~	April 27, 2005~	July 24, 2006~
	July 23, 2008	April 27, 2009	Sept. 18, 2009	April 26, 2010	July 23, 2011

Settlement method	Cash or stock compensation for the difference between the exercise price and fair market value of the option

(*)	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolution of the Board of Directors on April 26, 2003 and October 17, 2003.

The Company applied the intrinsic value method to calculate the compensation cost related to the stock appreciation rights, and such compensation costs are amortized over the vesting period of the stock grants.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

The compensation costs for stock appreciated rights granted to employees and executives recognized for the nine-month period ended September 30, 2004 and for the prior and future periods are as follows.

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	Total
Prior periods	KRW 23,573	KRW 770	KRW 489	KRW 2,349	KRW —	KRW 27,181
For the nine-month period ended September 30	8,392	1,295	693	4,569	438	15,387
Future periods	—	—	—	2,746	4,131	6,877

	KRW 31,965	KRW 2,065	KRW 1,182	KRW 9,664	KRW 4,569	KRW 49,445

20.	Derivatives

Cross currency swap agreements with financial institutions matured in July 2004 and the Company recognized the transaction gain amounting to KRW683 million for the nine-month period ended September 30, 2004.

In order to hedge the price fluctuations of nickel, the Company has entered into guaranteed sale future contracts with Sempra Metals Ltd. The transaction gain and loss resulting from the purchase of nickel future contracts amounted to KRW2,458 million and KRW5,980 million, respectively. Further, loss on future exchange transaction resulting from the repayment of bank loan amounted to KRW296 million.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

21.	Cost of Goods Sold

Cost of goods sold for the three-month periods ended September 30, 2004 and 2003 and nine-month periods ended September 30, 2004 and 2003 consists of the following:

	For the three-month period		For the nine-month period
	ended September 30		ended September 30
(in millions of Korean won)	2004	2003	2004	2003
Finished goods at the beginning of the period	184,569	138,229	149,598	162,549
Cost of goods manufactured	3,577,745	2,592,284	10,128,291	7,383,057
Transfer to other accounts	(2,960)	90,393	(272,163)	(13,034)
Finished goods at the end of the period	(223,598)	(197,430)	(223,598)	(197,430)

Cost of goods sold for finished goods	3,535,756	2,623,476	9,782,128	7,335,142
Others	71,343	60,738	202,295	172,543

Total	3,607,099	2,684,214	9,984,423	7,507,685

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

22.	Selling and Administrative Expenses

Selling and administrative expenses for the three-month periods ended September 30, 2004 and 2003 and nine-month periods ended September 30, 2004 and 2003 consist of the following:

	For the three-month		For the nine-month periods
	periods ended September 30		ended September 30
(in millions of Korean won)	2004	2003	2004	2003
Selling expenses	119,909	110,345	358,655	311,132
Fees and charges	24,733	20,382	68,061	54,161
Salaries and wages	16,649	16,585	50,567	49,060
Rent	14,000	13,779	34,811	36,693
Welfare (Note 30)	34,127	16,932	58,814	39,494
Depreciation	10,781	10,815	32,716	29,003
Advertising	8,167	5,682	28,270	22,905
Research and development	21,363	10,995	42,447	31,157
Provision for severance benefits	3,077	3,685	10,205	8,714
Training	2,559	3,506	6,745	8,211
Repairs	2,574	1,981	9,689	6,583
Travel	3,001	2,396	7,868	6,619
Supplies	821	507	4,684	3,014
Communications	1,327	1,275	3,930	3,529
Taxes and public dues	3,517	1,037	4,883	3,263
Vehicle expenses	1,050	870	2,794	2,690
Entertainment	448	463	1,597	1,471
Subscriptions and printing	199	239	1,046	950
Utilities	309	319	769	830
Insurance	130	103	387	306
Others	24,431	12,687	30,528	20,417

	293,172	234,583	759,466	640,202

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

23.	Donations

Donations contributed by the Company for the three-month periods ended September 30, 2004 and 2003 and nine-month periods ended September 30, 2004 and 2003 consist of the following:

	For the three-month		For the nine-month
	periods ended September 30		periods ended September 30
(in millions of Korean won)	2004	2003	2004	2003
POSCO Educational Foundation	10,000	9,700	30,000	29,100
Employee benefit welfare	—	—	58,000	43,100
Others	241	3,652	4,289	5,632

	10,241	13,352	92,289	77,832

24.	Income Taxes

The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 29.7% in 2004 and 2003, and amended to 27.5% effective for the fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003.

Income tax expense for the nine-month periods ended September 30, 2004 and 2003 consists of the following:

(in millions of Korean won)	2004	2003
Current income taxes	956,457	585,086
Deferred income taxes	48,361	(27,301)

	1,004,818	557,785

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the nine-month periods ended September 30, 2004 and 2003:

(in millions of Korean won)	2004	2003
Net income before income tax expense	3,651,322	2,076,033
Statutory tax rate (%)	16.5/29.7	16.5/29.7

Income tax expense computed at statutory rate	1,084,434	616,573
Tax credit	(94,627)	(59,927)
Others, net	15,011	1,139

Income tax expense	1,004,818	557,785

Effective rate (%)	27.52%	26.87%

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Components of deferred income taxes as of September 30, 2004 and December 31, 2003 are as follows:

	Beginning balance		Ending balance
	(as of December	Increase	(As of September
(in millions of Korean won)	31, 2003)	(decrease)	30, 2004)
Reserve for special repairs	(140,267)	2,155	(138,112)
Allowance for doubtful accounts	64,419	(51,620)	12,799
Reserve for technology developments	(245,667)	(8,250)	(253,917)
Dividend income from related companies	50,834	9,270	60,104
Depreciation expense denial	15,510	106	15,616
Loss (gain) on valuation of equity method investments	(23,861)	(42,880)	(66,741)
Loss (gain) on valuation of derivatives	12,316	(912)	11,404
Impairment loss on property, plant and equipment	116,057	(8,597)	107,460
Others	36,005	52,311	88,316

Net deferred income tax assets (liabilities)	(114,654)	(48,417)	(163,071)

25.	Earnings Per Share

Basic earnings per share is computed by dividing net income, by the weighted-average number of common shares outstanding during the period.

Period	Number of shares issued	Number of shares in treasury stock	Number of days outstanding	Weighted number of shares
Jan. 1, 2004 ~ June 30, 2004	88,966,155	(8,258,210)	182	14,688,845,990
July 1, 2004 ~ September 30, 2004	88,966,155	(7,556,349)	92	7,489,702,152

				22,178,548,142

Period	Weighted average number of common shares
For the three-month period ended September 30, 2004	7,489,702,152 ÷ 92 = 81,409,806
For the nine-month period ended September 30, 2004	22,178,548,142 ÷ 274 = 80,943,606

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Earnings per share and diluted earnings per share for the nine-month periods ended September 30, 2004 and 2003 and for the year ended December 31, 2003 are calculated as follows:

	For the three-month	For the three-month	For the three-month	For the nine-month
	period ended	period ended	period ended	period ended
(in millions of Korean won, except for per share amounts)	March 31, 2004	June 30, 2004	September 30, 2004	September 30, 2004
Net income	719,921	914,539	1,012,044	2,646,505
Weighted-average number of common shares outstanding	80,707,945	80,707,945	81,409,806	80,943,606
Earnings per share	8,920	11,331	12,431	32,696

	For the three-month	For the nine-month
	period ended	period ended	For the year ended
(in millions of Korean won, except for per share amounts)	September 30, 2003	September 30, 2003	December 31, 2003
Net income	499,580	1,518,248	1,980,572
Weighted-average number of common shares outstanding	81,878,017	81,735,163	81,483,634
Earnings per share	6,102	18,575	24,306

Diluted earnings per share
Diluted earnings per share for the nine-month periods ended September 30, 2004 and 2003 are the same as basic earnings per share, since there is no dilutive effect resulting from the stock appreciation rights for the nine-month periods ended September 30, 2004 and 2003.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

26.	Foreign Currency Translation

	2004			2003
(in millions of Korean won and in foreign currencies)	Foreign currency		Won equivalent	Foreign currency		Won equivalent
Assets:
Cash and cash equivalents (*)	US$	52,027,411	KRW 59,722	US$	79,402,068	KRW 95,107
	JPY	—	—	JPY	17,090,000,000	191,340
Trade accounts and notes receivable	US$	148,239,051	170,164	US$	91,891,676	110,068
	JPY	3,971,562,280	41,044	JPY	1,665,387,380	18,646
	EUR	1,163,461	1,648	EUR	2,407,553	3,618
Other receivables	US$	12,638,735	14,508	US$	822,911	986
		—	—	JPY	4,608,464	52
Held-to-maturity securities (**)	US$	1,000,000	1,148	US$	10,400,000	12,457
Guarantee deposits	US$	249,582	286	US$	433,280	519

			KRW288,520			KRW432,793

Liabilities:
Trade accounts and notes payable	US$	196,015,978	KRW 225,007	US$	69,672,398	KRW 83,454
	JPY	886,984,977	9,167	JPY	562,235,098	6,295
	EUR	1,225,469	1,736	EUR	733,545	1,102
Other accounts payable	US$	7,487,894	8,595	US$	329,839	395
	JPY	266,822,200	2,757	JPY	25,743,707	288
	EUR	117,000	166	EUR	—	—
Accrued expenses	US$	172,898,787	198,471	US$	111,566,589	133,634
Debentures (**)	US$	466,715,000	535,742	US$	640,605,000	767,316
	JPY	81,622,000,000	843,523	JPY	81,622,000,000	913,840
Foreign currency borrowings	JPY	1,608,000,000	16,618	JPY	2,268,000,000	25,392
Loans from foreign financial institutions	US$	25,574,573	29,357	US$	183,032,109	219,236
		—	—	JPY	942,165,425	10,548
	EUR	27,223,281	38,557	EUR	29,357,589	44,113

			KRW1,909,696			KRW2,205,613

(*) Includes short-term financial instruments.

(**) Presented at face value.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

27.	Related Party Transactions

Significant transactions, which occurred in the ordinary course of business, with related companies for the nine-month periods ended September 30, 2004 and 2003, and the related account balances as of September 30, 2004 and December 31, 2003, are as follows:

(in millions of Korean won)	Sales and others (*)		Purchases and others (*)		Receivables (**)		Payables (**)
Company	2004	2003	2004	2003	2004	2003	2004	2003
POSCO E&C	6,663	3,662	491,610	243,975	1,034	247	78,221	29,888
Posteel Co., Ltd.	660,370	694,715	48,925	23,715	74,878	46,543	2,872	5
POSCON Co., Ltd.	95	—	112,803	109,259	—	3	12,247	20,297
Pohang Steel Co., Ltd.	200,215	192,176	339	1,124	26,793	23,613	—	169
POSCO Machinery & Engineering Co., Ltd.	145	—	69,804	69,462	135	6	9,539	13,858
POSDATA Co., Ltd.	675	528	156,510	149,220	5	1	28,393	28,370
POSCO Research Institute	—	—	6,578	7,966	—	—	290	4,006
Seung Kwang Co., Ltd.	—	—	21	56	583	477	—	1
POS-AC Co., Ltd.	367	326	12,924	6,815	—	—	215	330
Changwon Specialty Steel Co., Ltd.	32	—	59,104	44,171	—	65	7,919	7,580
POSCO Machinery Co., Ltd.	81	—	60,815	57,528	—	2	7,127	10,477
POSREC	136	82	125,022	112,567	9	5	16,183	17,263
POSTECH Venture Capital Co., Ltd.	44	40	—	—	—	—	—	—
The Seoul Shinmun Co., Ltd.	—	—	—	322	—	—	—	—
eNtoB Corporation	—	—	88,863	48,158	—	—	7,277	3,029
POSAM	18,462	—	—	106	4,959	—	—	—
POSA	—	—	32,854	29,798	—	17	1,965	4,618
POSCAN	—	—	40,712	25,085	—	17	—	4,074
POA	441,863	261,036	109,517	73,953	19,206	6,492	1,346	5,605
PIO	308,276	147,520	20,070	6,064	23,335	5,153	3	111
VPS	—	—	—	—	11	—	—	—
DALIAN POSCO — CFM Coated Steel Co., Ltd.	25,631	9,996	—	—	—	87	—	—
Zhanjiagang Pohang Coated Steel Co., Ltd.	498,969	215,511	—	—	12,756	10,770	—	—
SHUNDE Pohang Coated Steel Co., Ltd.	22,668	220	—	—	—	4	—	—
POS-THAI Service Steel Center Co., Ltd.	—	190	—	—	—	—	—	—
POSINVEST	—	—	—	320	—	—	—	—
KOBRASCO	—	—	81,787	72,119	—	—	—	6,145
POSCHROME	—	—	38,889	22,920	—	—	—	—
POSMMIT	4,450	—	—	—	—	—	—	—
PT POSMI Steel Indonesia (POSMI)	5	—	—	—	—	—	—	—
POSVINA	8,636	—	—	—	—	—	—	—
UPI	284,334	183,706	—	—	—	—	—	—
MIDAS IT	—	—	15	99	—	—	17	—
POSCO-China Holding Corp.	190	—	—	—	—	—	—	—

	2,482,307	1,709,708	1,557,162	1,104,802	163,704	93,502	173,614	155,826

(*)	Sales and others include sales and non-operating income; purchases and others include purchases and overhead expenses.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

(**) Receivables include trade accounts and other accounts receivable; payables include trade accounts and other accounts payable.

As of September 30, 2004 and December 31, 2003, the Company provided payment guarantees for affiliated companies and others amounting to KRW162,182 million and KRW176,800 million, respectively (Note 15).

28.	Segment and Regional Information

The Company has a plant in Pohang and another plant in Gwangyang in the Republic of Korea.

General information on the operations of both plants as of September 30, 2004 are as follows:

	Pohang Mill	Gwangyang Mill
Regional Major Products —
Major Facilities:
Hot Roll	HR, HR Sheet	HR coil
Cold Roll	CR, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—
Half-finished goods	Slab, Bloom	Slab
Major Facilities:
Furnaces	1~4 furnaces, F furnace, COREX	1~5 furnaces
Steel manufacturing	1~2 steel manufacturing	1~2 steel manufacturing
Hot Roll	1~2 HR	1~3 HR, Mini mill
Cold Roll	1~2 CR	1~4 CR
Others	HR, Steel plate, STS and others	—
Number of employees	9,266 persons	7,224 persons

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Regional financial status and operating results as of September 30, 2004 and December 31, 2003 and for the nine-month periods ended September 30, 2004 and 2003 are as follows:

(in millions of Korean won)	Pohang	Gwangyang	Others	Total
2004
Sales: (*)	7,735,805	6,416,590	31,211	14,183,606
Domestic sales	5,627,536	4,176,847	31,211	9,835,594
Export	2,108,269	2,239,743	—	4,348,012

Property, plant and equipment (**)	4,557,481	4,214,326	—	8,771,807
Intangible assets (**)	244,017	100,219	—	344,236

Total	4,801,498	4,314,545	—	9,116,043

Depreciation and amortization (***)	518,225	558,060	590	1,076,875

(in millions of Korean won)	Pohang	Gwangyang	Others	Total
2003
Sales: (*)	5,442,450	4,949,981	35,641	10,428,072
Domestic sales	4,400,140	3,191,941	35,641	7,627,722
Export	1,042,310	1,758,040	—	2,800,350

Property, plant and equipment (**)	4,455,295	4,135,757	114,140	8,705,192
Intangible assets (**)	231,035	119,339	—	350,374

Total	4,686,330	4,255,096	114,140	9,055,566

Depreciation and amortization (***)	518,100	563,327	962	1,082,389

(*)	No inter-plant transactions between the two plants.
(**)	Presented at book value.
(***)	Includes depreciation expenses on assets not in use.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Regional financial status and operating results as of September 30, 2004 and December 31, 2003 and for the three-month periods ended September 30, 2004 and 2003 are as follows:

(in millions of Korean won)	Pohang	Gwangyang	Others	Total
2004
Sales: (*)	2,735,118	2,400,897	8,191	5,144,206
Domestic sales	1,998,331	1,592,283	8,191	3,598,805
Export	736,787	808,614	—	1,545,401

Property, plant and equipment (**)	4,557,481	4,214,326	—	8,771,807
Intangible assets (**)	244,017	100,219	—	344,236

Total	4,801,498	4,314,545	—	9,116,043

Depreciation and amortization (***)	166,438	178,533	18	344,989

(in millions of Korean won)	Pohang	Gwangyang	Others	Total
2003
Sales: (*)	1,939,974	1,688,378	11,774	3,640,126
Domestic sales	1,491,724	1,108,831	11,774	2,612,329
Export	448,250	579,547	—	1,027,797

Property, plant and equipment (**)	4,455,295	4,135,757	114,140	8,705,192
Intangible assets (**)	231,035	119,339	—	350,374

Total	4,686,330	4,255,096	114,140	9,055,566

Depreciation and amortization (***)	177,289	190,314	576	368,179

(*)	No inter-plant transactions between the two plants.
(**)	Presented at book value.
(***)	Includes depreciation expenses on assets not in use.

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

29.	Professional Staff Development Costs

The Company’s expenditure on education and training fees in relation to the development of professional personnel are as follows:

	For the three-month		For the nine-month
	periods ended September 30		periods ended September 30
(in millions of Korean won)	2004	2003	2004	2003
Fees for studying abroad	2,012	1,217	2,430	4,283
Fees for education consigned outside of company premises	837	603	2,377	1,732
Tutorial fees	732	551	2,086	1,716
Others	2,472	3,253	7,252	6,852

	6,053	5,624	14,145	14,583

30.	Employees’ Welfare

In order to enhance the welfare of employees, the Company provides fringe benefits to its employees, such as restaurant facilities, dispensary, scholarship, employee stock ownership plan, medical insurance, accident compensation, compensated absence, and gymnasium facilities, among others. Employee benefits paid by the Company amounted to KRW515,239 million and KRW382,452 million for the nine-month periods ended September 30, 2004 and 2003, respectively.

31.	Subsequent Event

The Company will retire 1,779,320 shares of treasury stock on October 19, 2004 in accordance with the resolution of the Board of Directors on July 23, 2004.

32.	Reclassification of September 30, 2003 and December 31, 2003 financial statement presentation

Certain amounts in the September 30, 2003 and December 31, 2003 financial statements have been reclassified to conform to September 30, 2004 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

See Report of Independent Accountants